FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Media Release
Q1 ended 31 March 2012
Unaudited Results
Annual reserve declaration of 80.6 million ounces reflects
greater technical and global diversification

JOHANNESBURG. 17 May 2012, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings for the March quarter of R2,082 million compared with R2,605 million in the December quarter and R1,100 million in the March 2011 quarter. In US dollar terms net earnings for the March quarter were US$268 million, compared with US$336 million in the December quarter and US$158 million in the March 2011 quarter.
March 2012 quarter salient features:
·     Group attributable equivalent gold production of 827,000 ounces;
·     Total cash cost of US$870 per ounce;
·     Operating margin of 48 per cent and NCE margin of 24 per cent; and
·     Project pipeline continues to advance.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
During the quarter, we regrettably had four fatal accidents at our South
African operations. Safety and health remains the most important value in our Group and we will continue, in partnership with the Safety Inspectorate of the Department of Mineral Resources and with organised labour, to focus our efforts on improving our safety performance. Five key areas can lead to sustainable improvements in safety: engineering out risk; ensuring compliance with standards and procedures; improving the health of employees; continuous stakeholder engagement; and behavioural based safety initiatives.

In the March 2012 quarter, Gold Fields reported attributable Group production of 827,000 gold equivalent ounces, similar to the corresponding quarter a year ago (Q1 2011: 830,000 gold equivalent ounces) and 6 per cent lower than in the December 2011 quarter of 883,000 ounces.
Production was seasonally lower in the March quarter as it includes the extended Christmas break. Despite the lower production, net earnings remained robust benefiting from a stable gold price combined with continued sound cost control.

Attributable gold production for the year ending December 2012 is expected to be approximately 3.5 million equivalent ounces.

The Group NCE increased by 2 per cent from R313,286 per kilogram
(US$1,206 per ounce) in the December quarter to R319,835 per kilogram
(US$1,280 per ounce) in the March quarter. This increase was as a result of higher operating costs and lower production, partially offset by lower capital expenditure. The Group reported a NCE margin of 24 per cent for the March 2012 quarter, which was above the short term objective of 20 per cent and broadly in line with the longer term target of 25 per cent.

The March quarter saw steady progress on all of our growth projects. The most significant development being the US$110 million payment made on
20 March 2012 to exercise our option to acquire a 40 per cent interest in the Far Southeast project in the Philippines. The decision to exercise the option earlier than originally planned was linked to positive results from our due diligence and scoping studies at Far Southeast. A pre-feasibility study, including a significant 100,000 metre drilling programme, has commenced, and will concentrate on infill-drilling the exploration target zone to a level appropriate for resource declaration. We still have the option to acquire an additional 20 per cent stake from Lepanto
Consolidated Mining Company for US$110 million.

In Peru, the Chucapaca feasibility study is progressing well, with particular emphasis on optimising recoveries, plant design as well as permitting requirements. The study remains on track for completion in the second half of 2012. The Environmental Impact Assessment (EIA) is underway, with submission planned following completion of the feasibility study.
Extensive community engagement programmes and activities are continuing.

At the Arctic Platinum project in Finland, activities during the quarter included: resource drilling on the Suhanko North prospect, which has the potential to add meaningful additional tonnes of PGE mineralisation to the original Suhanko project of 140 million tonnes; associated metallurgical test work; and the completion and review of the amendment to the
Suhanko Environmental Permit to incorporate the Platsol hydro-
metallurgical process was submitted at the end of March 2012. An additional EIA and mining lease application is expected to be submitted later in 2012 to cover Suhanko North and other nearby deposits. Our aim is to complete a pre-feasibility study on the expanded project, including
Suhanko North, by the end of 2012.

At the Damang Super-pit project in Ghana, all drilling activities were completed and resource models finalised for execution of the pre-feasibility study. All other activities, including engineering and environmental work are scheduled for completion along with the pre-feasibility study in the second half of 2012. The impact on the project of recently gazetted tax changes, increasing the tax rate from 25 to 35 per cent and the imposing of less favourable capital allowances on the project, are being assessed.

During the quarter we published our Integrated Annual Report for 2011, which includes our latest Mineral Resource and Reserve Statement. Gold
Fields has total attributable precious metal and gold equivalent Mineral
Reserves of 80.6 million ounces, a 5 per cent increase in reserves after taking into account the inventory mined during 2011. The Mineral
Resource position in the West Africa region increased by 46 per cent from
17.3 million ounces to 25.2 million ounces, net of depletion, largely due to discoveries at the Greater Damang project. The total Mineral Reserve in the West Africa region has increased by 21 per cent, from 11.3 million ounces to 13.7 million ounces, net of mine depletion. In the South
American region, Cerro Corona’s total gold equivalent Mineral Reserve base improved by 15 per cent, from 5.3 million ounces to 6.1 million ounces, net of depletion, primarily due to the increase in the capacity of the tailings storage facility from 99 million tonnes to 130 million tonnes. The improved Mineral Reserve position is in line with our long-term target of 5 million gold-equivalent ounces per year either in production or in development by the end of 2015.
Stock data
JSE Limited – (GFI)
Number of shares in issue Range – Quarter ZAR104.48 – ZAR131.31
– at end March 2012 723,817,473 Average Volume – Quarter 2,323,091 shares / day
– average for the quarter 723,776,008
NYSE – (GFI)
Free Float 100 per cent Range – Quarter US$13.50 – US$16.92
ADR Ratio 1:1 Average Volume – Quarter 3,345,949 shares / day
Bloomberg / Reuters GFISJ / GFLJ.J

2 |
Gold Fields Results
South African Rand
Key statistics
United States Dollars
Quarter
Quarter
March
2011
December
2011
March
2012
March
2012
December
2011
March
2011
25,808 27,473
25,718
kg Gold produced* oz (000)
827
883 830
168,455 199,155
217,434
R/kg Total cash cost $/oz
870
767 751
245,326 313,286
319,835
R/kg Notional cash expenditure $/oz
1,280
1,206 1,093
14,458 15,026
14,848
000 Tonnes milled/treated 000
14,848
15,026 14,458
311,708 435,661
419,433
R/kg Revenue $/oz
1,679
1,677 1,389
343 376
394
R/tonne Operating costs $/tonne
51
47 49
4,091 6,908
5,433
Rm Operating profit $m
699
877 586
46 56
48
% Operating margin %
48
56 46
21 28
24
% NCE margin %
24
28 21
1,100 2,605
2,082
Rm
Net earnings
$m
268
336 158
153 361
288
SA c.p.s. US c.p.s.
37
47 22
1,101 2,582
2,098
Rm
Headline earnings
$m
270
333 158
153 357
290
SA c.p.s. US c.p.s.
37
46 22
1,152 2,653
2,171
Rm
Net earnings excluding gains
and losses on foreign
exchange, financial
instruments, non-recurring
items and share of results of
associates after royalties and
taxation
$m
279
342 165
160 368
300
SA c.p.s. US c.p.s.
39
47 23
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (98.5 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 5 per cent.
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit;
changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Safety
The Group’s fatal injury frequency rate regressed from 0.02 in the
December quarter to 0.11 in the March quarter. The South African region had four fatalities in the March quarter. There were two fatalities at KDC resulting from an electrocution and a fall of ground.
At Beatrix, a shaft conveyance incident and a drilling accident resulted in two fatalities.

Agnew, Tarkwa and Cerro Corona continued to report zero lost time injuries (LTI’s). The lost day injury frequency rate for the Group regressed from 5.04 to 5.21, while the days lost frequency rate improved from 229 to 220.
Definitions
Lost Day Injury (LDI) takes into account any injury occurring in the workplace where a person is unable to attend a full shift due to his or her injury at any time following the injury.

Days Lost takes into account the number of days lost due to injuries recorded.

Financial Review

Quarter ended 31 March 2012 compared with quarter
ended 31 December 2011

Revenue
Attributable gold production decreased by 6 per cent from 883,000 ounces in the December quarter to 827,000 ounces in the March quarter. At the South African operations, production decreased by 11 per cent from 434,000 ounces to 387,000 ounces. This decrease in production was mainly due to lower mining volumes as a result of the extended Christmas break, which traditionally impacts the March quarter, and to a lesser extent, as a result of safety related stoppages.

Attributable gold production at the West African operations increased by 5 per cent from 198,000 ounces to 207,000 ounces, largely due to increased volumes mined and processed at Tarkwa. Attributable equivalent gold production at Cerro Corona in Peru, decreased by 4 per cent from 79,000 ounces to 76,000 ounces, largely due to lower copper and gold head grades. At the Australian operations, gold production decreased by 9 per cent from 172,000 ounces to 157,000 ounces due to lower underground volumes and grades, mined and processed at Agnew.

At the South Africa region, gold production at KDC decreased by 13 per cent from 285,800 ounces (8,890 kilograms) in the December quarter to 249,700 ounces (7,765 kilograms) in the March quarter.
This decrease in production was mainly due to a decrease in
Certain forward looking statements

Gold Fields Results
| 3
underground volumes as a result of the Christmas break, partly offset by an increase in yield. At Beatrix, production decreased by 12 per cent from 89,700 ounces (2,789 kilograms) to 79,200 ounces (2,462 kilograms) mainly due to lower underground volumes as a result of the Christmas break. At South Deep, production was similar at
58,600 ounces (1,824 kilograms) with lower volumes due to the
Christmas break, offset by an increase in yield.

At the West Africa region, managed gold production at Tarkwa increased by 9 per cent from 170,400 ounces to 185,300 ounces due to an increase in high grade ore mined, which replaced low grade stockpile material processed during the previous quarter. At Damang, gold production decreased by 11 per cent from 49,600 ounces to
44,300 ounces as a result of lower grades and recoveries.

At the South America region, equivalent gold production at Cerro
Corona decreased by 4 per cent from 80,000 equivalent ounces in the
December quarter to 76,500 equivalent ounces in the March quarter, mainly due to lower copper and gold head grades processed.

At the Australasia region, St Ives’ gold production was similar at
120,300 ounces. At Agnew, gold production decreased by 29 per cent from 52,000 ounces to 37,000 ounces due to lower underground volumes mined and processed, as well as lower underground and surface yields.

The average quarterly US dollar gold price achieved was similar to the December quarter at US$1,679 per ounce. The average
Rand/US dollar exchange rate of R7.77 was 4 per cent stronger than the December quarter’s average of R8.08. The average Australian/US dollar exchange rate in the March quarter was 4 per cent stronger at
A$1.00 = US$1.05 when compared with the average for the
December quarter of A$1.00 = US$1.01. The average rand gold
price decreased by 4 per cent from R435,661 per kilogram to
R419,433 per kilogram and the average Australian dollar gold price decreased by 4 per cent from A$1,665 per ounce to A$1,595 per ounce.

Revenue decreased by 9 per cent from R12,267 million (US$1,534 million) in the December quarter to R11,206 million (US$1,442 million) in the March quarter.
Operating costs
Net operating costs increased from R5,359 million (US$656 million) in the December quarter to R5,774 million (US$743 million) in the March quarter. Total cash cost increased from R199,155 per kilogram to
R217,434 per kilogram, an increase of 9 per cent. The increase in the total cash cost was due to the increase in operating costs, a much lower gold-in-process (GIP) credit which accounted for about half of this increase and the decrease in production. In US dollar terms total cash cost increased by 13 per cent from US$767 per ounce to
US$870 per ounce as a consequence of the above factors and also due to the strengthening of the rand against the US dollar. Refer to the total cash cost reconciliation on page 24 for more detail.

At the South Africa region, net operating costs increased by 5 per cent from R3,012 million (US$367 million) to R3,168 million (US$408 million). This increase was due to annual salary increases for senior officials, additional rock breaking employees signed on during the quarter due to attrition, an increase in overtime worked during the
Christmas break related largely to infrastructure maintenance plus additional shifts worked during the quarter. Total cash cost increased by 15 per cent from R229,148 per kilogram (US$882 per ounce) to
R264,069 per kilogram (US$1,057 per ounce) due to the increase in costs and the decrease in production.

At the West Africa region, net operating costs increased by 4 per cent from US$136 million (R1,087 million) to US$142 million (R1,104 million). This increase was mainly at Tarkwa, in line with the increase in production. Total cash cost at the West African operations decreased from US$659 per ounce in the December quarter to
US$642 per ounce in the March quarter, due to the increase in production at Tarkwa, partly offset by the increase in costs.

At Cerro Corona in South America, net operating costs increased by
26 per cent from US$35 million (R285 million) to US$44 million (R341 million). This increase was mainly due to an increase in ore and waste mining volumes. Total cash cost increased from US$489 per ounce in the December quarter to US$534 per ounce in the March quarter due to the increase in net operating costs and the decline in gold equivalent ounces.
At the Australasia region, net operating costs increased by 21 per cent from A$117 million (R974 million) to A$142 million (R1,160 million). This was due to a drawdown of open pit stockpiles at St Ives in the March quarter compared with a build-up of stockpiles at the end of the December quarter. Operating costs excluding the movements in stockpiles were marginally lower this quarter. Total cash cost for the region increased from A$734 per ounce (US$741 per ounce) to
A$877 per ounce (US$925 per ounce) due to the increase in costs and lower production.
Operating margin
The net effect of the decrease in revenue and increase in net operating costs was a 21 per cent decrease in operating profit from
R6,908 million (US$877 million) in the December quarter to R5,433 million (US$699 million) in the March quarter.

The Group operating margin decreased from 56 per cent in the
December quarter to 48 per cent in the March quarter. The operating margin at the South African operations decreased from 49 per cent to
37 per cent. At the West African operations the operating margin was similar at 63 per cent. At Cerro Corona in South America, the operating margin decreased from 73 per cent to 69 per cent and at the Australian operations the operating margin decreased from 60 per cent to 44 per cent.
Amortisation
Amortisation decreased from R1,761 million (US$222 million) in the
December quarter to R1,522 million (US$196 million) in the March quarter. This decrease was mainly at St Ives due to an increase in ore mined in the March quarter from the Leviathan open pit which carries a lower depreciation rate when compared with the
Mars/Minotaur link and Diana pits, which were the main open pit source of ore in the December quarter.
Other
Net interest paid decreased from R61 million (US$8 million) in the
December quarter to R45 million (US$6 million) in the March quarter.
In the March quarter interest paid of R150 million (US$19 million) was partly offset by interest received of R77 million (US$10 million) and interest capitalised of R28 million (US$3 million). This compared with interest paid of R128 million (US$16 million) which was partly offset by interest received of R49 million (US$6 million) and interest capitalised of R18 million (US$2 million) in the December quarter.
The higher interest received in the March quarter was due to higher average cash balances in the March quarter.

The share of results of associates after taxation decreased from R27 million (US$4 million) in the December quarter to R18 million (US$2 million) in the March quarter. These profits related mainly to the
Group’s interest in Rand Refinery.

The loss on foreign exchange of R66 million (US$9 million) in the
March quarter compared with a gain of R10 million (US$1 million) in the December quarter. These gains and losses relate to the
conversion of offshore cash holdings into their functional currencies as well as exchange gains and losses on inter-company loans.

The loss on financial instruments of R1 million (US$nil million) in the
March quarter compared with a gain of R1 million (US$nil million) in the December quarter.

Share-based payments increased from R113 million (US$14 million)
in the December quarter to R144 million (US$19 million) in the March quarter due to year-end forfeiture adjustments in the December quarter, not repeated in the March quarter.

Other costs decreased from R2 million (gain of US$1 million) in the
December quarter to R1 million (US$0.1 million) in the March quarter.
Exploration
Exploration expenditure was similar quarter on quarter at R292 million
(US$38 million). Refer to the Growth section on page 12 for more detail on exploration activities.

4 |
Gold Fields Results
Feasibility and evaluation costs
Feasibility and evaluation costs at the Far Southeast (FSE) project in the Philippines increased from R33 million (US$4 million) in the
December quarter to R76 million (US$10 million) in the March quarter, mainly due to increased drilling activities. Refer to the
Growth section on page 12 for more detail on exploration activities.
Non-recurring items
Non-recurring costs decreased from R133 million (US$16 million) in the December quarter to R79 million (US$10 million) in the March quarter. March’s non-recurring costs included impairment of various junior exploration companies amounting to R17 million (US$2 million)
and restructuring costs of R63 million (US$8 million), made up of voluntary separation packages, business process re-engineering costs and restructuring costs at all the operations. Non-recurring costs in the December quarter included restructuring costs of R144 million (US$18 million), impairment cost of R71 million (US$10 million) and other sundry costs of R11 million (US$1 million). These costs were partly offset by a R93 million (US$13 million) profit on the sale of shares in Conquest Mining Limited and Gold One International
Limited.
Royalties
Government royalties decreased from R376 million (US$48 million) in the December quarter to R318 million (US$41 million) in the March quarter. The lower royalty in the March quarter was mainly at the
South African operations due to the lower revenue on which royalties are calculated.
Taxation
Taxation decreased from R1,466 million (US$187 million) in the
December quarter to R792 million (US$102 million) in the March quarter. This decrease is in line with the lower taxable income and a net deferred tax credit of R255 million (US$33 million) as a result of the rate changes in South Africa and Ghana. Normal taxation
decreased from R1,190 million (US$154 million) to R885 million
(US$114 million). Deferred taxation decreased from R276 million
(US$33 million) in the December quarter to a credit of R93 million
(US$12 million) in the March quarter.

The change in the deferred tax charge was a result of changes to the tax regimes for mining companies in Ghana and South Africa.

In Ghana, the budget speech presented by the Minister of Finance on
16 November 2011 proposed certain changes. These proposals were passed by the Ghanaian Parliament on 1 February 2012. The
changes were subsequently gazetted on 9 March, effective from 5
March 2012, and include:
·
Increased tax rate for mining companies from 25 per cent to
35 per cent; and
·
As from calendar 2012, capital allowances on mining assets
to be granted at the rate of 20 per cent per year for a period of five years on the cost base of the assets so incurred,
compared with the previous 80 per cent allowance in year
one with 25 per cent (20 per cent of cost and an upliftment
allowance of 5 per cent) claimed by way of a reducing
balance method.

In addition, the National Fiscal Stabilisation Levy of 5 per cent expired with effect from 1 January 2012.

In order to ensure that Ghana derives maximum benefit from its resources a seven-member team has been established to review and re-negotiate stability agreements entered into with some mining companies. The intent of the exercise is to ensure support for
Ghana’s economic growth and development.
In South Africa, the Minister of Finance announced in February 2012, during the budget speech, that secondary tax on companies (STC)
will be abolished from 1 April 2012, resulting in the abolishment of the
STC inclusive Gold mining formula. The result is that there is now only one Gold Mining formula with effect from 1 January 2012. As a result of this Gold Fields will be subject to the new Gold mining formula for the whole of 2012.

The formula being y=a-(ab/x), where:
·
y=the tax rate to be determined;
·
a=the marginal tax rate of 34 per cent (compared with 43
per cent previously);
·
b=the portion of tax-free revenue (currently the first 5 per cent) and;
·
x=the ratio of taxable income to the total income.

Gold Fields applied the new rates for the South African and Ghanaian operations in the March quarter. The effect of these changes was a deferred tax charge of R737 million (US$95 million) for the Ghanaian operations and a deferred tax credit of R992 million (US$128 million)
for the South African operations.
Earnings
Net earnings attributable to owners of the parent amounted to R2,082 million (US$268 million) or 288 SA cents per share (US$0.37 per share) in the March quarter compared with R2,605 million (US$336 million) or 361 SA cents per share (US$0.47 per share) in the
December quarter.

Headline earnings i.e. earnings excluding the after tax effect of asset sales, impairments and the sale of investments, amounted to R2,098 million (US$270 million) or 290 SA cents per share (US$0.37 per share) in the March quarter compared with R2,582 million (US$333 million) or 357 SA cents per share (US$0.46 per share) in the
December quarter.

Earnings excluding non-recurring items as well as gains and losses on foreign exchange, financial instruments and share of results of associates after royalties and taxation, amounted to R2,171 million
(US$279 million) or 300 SA cents per share (US$0.39 per share) in the March quarter compared with R2,653 million (US$342 million) or
368 SA cents per share (US$0.47 per share) in the December
quarter.
Cash flow
Cash inflow from operating activities decreased from R4,953 million
(US$615 million) in the December quarter to R2,742 million (US$360 million) in the March quarter. The lower cash inflow was as a result of lower operating profit, higher royalties and taxation paid and an increase in working capital.

In the March quarter dividends of R1,702 million (US$225 million), which included R1,677 million (US$222 million) paid to owners of the parent and R24 million (US$3 million) paid to non-controlling interest holders at Tarkwa compared with dividends paid of R88 million
(US$11 million) to non-controlling interest holders at Tarkwa in the
December quarter.

Capital expenditure decreased from R3,242 million (US$410 million)
in the December quarter to R2,650 million (US$341 million) in the
March quarter, mainly due to the slow start-up of spend on capital at the beginning of the new financial year.

At the South Africa region, capital expenditure decreased from
R1,464 million in the December quarter to R1,317 million in the March quarter mainly due to lower infrastructure expenditure at KDC and
Beatrix. The December quarter included the purchase of a mobile processing plant at KDC. This was partially offset by an increase in capital expenditure at South Deep of R48 million, from R607 million to
R655 million, with the majority of the expenditure on development and equipping of the mine to achieve its build-up plan. Expenditure on ore reserve development (ORD) at KDC decreased from R441 million to
R426 million and at Beatrix, ORD was similar at R99 million.

At the West Africa region, capital expenditure decreased from US$89 million in the December quarter to US$75 million in the March quarter mainly due to completion of the CIL secondary crusher at Tarkwa in the December quarter. The majority of capital expenditure in the
March quarter was on pre-stripping and acquisition of additional mining fleet.

In South America, at Cerro Corona, capital expenditure decreased from US$20 million in the December quarter to US$17 million in the
March quarter. The majority of this expenditure was incurred on an additional raise on the tailings facility.

Gold Fields Results
| 5
At the Australasia region, capital expenditure decreased from A$82 million in the December quarter to A$60 million in the March quarter.
At St Ives, capital expenditure decreased from A$63 million to A$49 million, as expenditure on pre-stripping at the Formidable pit, the
Mars/Minotaur link and the Diana open pit was completed in the
December quarter. At Agnew, capital expenditure decreased from
A$19 million to A$11 million due to scheduling of projects.

Other investing activities in the March quarter included the third payment of R834 million (US$110 million) in terms of the option agreement for the FSE project which resulted in Gold Fields vesting a
40 per cent interest in the project. Proceeds on the disposal of investments of R4 million (US$0.6 million) in the March quarter related to the repayment of the loan advanced to GBF Underground
Mining Company at St Ives. This compared with proceeds on the disposal of investments of R62 million (US$8 million) in the December quarter, of which R56 million (US$7 million) related to the sale of shares in Gold One International Limited and R6 million (US$1 million) to the GBF loan repayment. The December quarter also included an upfront non-refundable option fee of R55 million (US$7 million) to Bezant Resources PLC relating to the Guinaoang deposit, as well as a non-controlling interest buy-out at South Deep of R51 million (US$6 million) due to the purchase of a further 26 per cent interest in Western Areas Prospecting (Pty) Limited from Peotona
Gold (Pty) Limited. This transaction resulted in 100 per cent ownership for Gold Fields of Western Areas Prospecting.

Environmental and post-retirement health care payments decreased from R79 million (US$11 million) in the December quarter to R10 million (US$1 million) in the March quarter. This decrease was due to the year-end payment at the South African operations which was disbursed in the December quarter.

Net cash inflow from financing activities increased from R21 million
(US$1 million) in the December quarter to R1,744 million (US$230 million) in the March quarter. In the March quarter loans received included a drawdown on the Group’s South African facility of R1 billion to fund working capital and the utilisation of an offshore facility of US$110 million to finance the Group’s investment in the Far
Southeast project. This was partly offset by scheduled repayments of
US$18 million on the Group’s offshore facilities at Tarkwa and La
Cima.

Loans received from non-controlling interest holders decreased from
R73 million (US$9 million) in the December quarter to R46 million
(US$6 million) in the March quarter. These loans relate to funds received from Buenaventura for their participation in the Chucapaca project.

The net cash outflow of R704 million (US$86 million) in the March quarter compared with the net cash inflow of R1,540 million (US$182 million) in the December quarter. After accounting for a negative translation adjustment of R193 million (positive US$22 million) on offshore cash balances, the cash outflow for the March quarter was
R897 million (US$64 million). The cash balance decreased from
R6,049 million (US$744 million) at the end of December to R5,152 million (US$680 million) at the end of March.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes near-mine exploration. NCE is reported on a per kilogram and per ounce basis – refer to the detailed table on page 25 of this report.

Revenue less NCE reflects the free cash flow available to pay taxation, interest, greenfields exploration, pre-feasibility projects and dividends.

The NCE margin is defined as the difference between revenue per ounce and NCE per ounce expressed as a percentage.

The Group NCE, which includes capitalised project costs increased from R313,286 per kilogram (US$1,206 per ounce) for the December quarter to R319,835 per kilogram (US$1,280 per ounce) in the March quarter. This increase was as a result of the higher operating costs and lower production partly offset by the lower capital expenditure.
The NCE margin for the Group decreased from 28 per cent to 24 per cent as a result of the higher NCE.

At the South Africa region, NCE per kilogram increased from
R331,541 per kilogram (US$1,276 per ounce) to R372,218 per
kilogram (US$1,490 per ounce) due to lower production and higher operating costs partly offset by lower capital expenditure. The NCE margin of 24 per cent in the December quarter reduced to 11 per cent in the March quarter due to the lower rand gold price and the higher
NCE. NCE excluding the funding of South Deep increased from
R284,802 per kilogram (US$1,096 per ounce) in the December
quarter to R319,087 per kilogram (US$1,277 per ounce) in the March quarter. The NCE margin excluding South Deep was 24 per cent in the March quarter compared with 35 per cent in the December
quarter.

At the West Africa region, NCE per ounce decreased from US$1,071 per ounce in the December quarter to US$1,027 per ounce in the
March quarter due to the lower capital expenditure and higher production. The NCE margin increased from 36 per cent to 39 per cent as a result of the lower NCE.

At the South America region, NCE per ounce increased from US$719 per ounce in the December quarter to US$745 per ounce in the
March quarter due to the decrease in gold equivalent production partly offset by the decrease in capital expenditure. The NCE margin at Cerro Corona was constant at 56 per cent.

At the Australasia region, NCE per ounce decreased from A$1,270 per ounce (US$1,283 per ounce) in the December quarter to A$1,256 per ounce (US$1,324 per ounce) in the March quarter due to a decrease in capital expenditure partly offset by the lower production at Agnew. The NCE margin decreased from 24 per cent to 21 per cent due to the lower Australian gold price partly offset by the lower
NCE.
Balance sheet
Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) increased from R9,460 million (US$1,164 million) at the end of December 2011 to R11,008 million (US$1,452 million) at the end of March 2012.
Operational review
Cost and revenue optimisation initiatives through
Business Process Re-engineering (BPR)
The BPR process which commenced during the second half of 2010 is ongoing. All operational production processes and associated cost structures from the stope to the mill are continuously being reviewed.
New business blueprints and appropriate organisational structures were implemented to support sustainable gold output at an NCE margin of 20 per cent in the short to medium term and 25 per cent in the long-term.
South Africa region
BPR in South Africa continues with various initiatives planned to deliver savings of approximately R500 million over the next two years.
The March quarter has realised benefits of R27 million mainly due to the lower stores consumption through strategic sourcing initiatives as well as overall cost control and awareness.

Initiatives for improving quality mining and delivering full stoping potential are ongoing and include safety initiatives to improve compliance and behaviour, focus on face length optimisation and labour planning to provide the correct skills mix. It also includes a focus on quality blasts to improve blasting frequency i.e. full panel blasting, full face advance and a product size which is optimal in achieving a good milling result, leadership training to ensure people skills are developed and optimised, and compliance to procedures and processes.

The mechanisation of development ends at the long life shafts of KDC and Beatrix (South Deep is already mechanised) aiming to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly development advance rates, is ongoing. Eighty nine per cent of flat-end development metres advanced at long-life shafts was achieved by mechanised means, which was similar to the December quarter. The drill rigs operating on the long life shafts at Beatrix and KDC achieved an average rate of 40 metres per rig per month in the March quarter similar to that achieved in the December quarter, both against a target of 38 metres per rig.

6 |
Gold Fields Results
Progress against the Mine Health and Safety Council (MHSC)
milestone, that no machine or piece of equipment may generate a sound pressure level in excess of 110dB (A) after December 2013, is ongoing. The number of measurements expressed as a percentage of noise measurements of machinery and equipment emitting noise in excess of 110dB (A) was reduced to 0.6 per cent from 0.8 per cent in the December quarter. Silencing of equipment is ongoing with continued focus on replacing blocked and/or damaged silencers on machines. A further measure to identify sound pressures above 85dB
(A) has been introduced and currently the percentage of employees exposed above this level is 62.4 per cent. This measurement is without ear protection. Thus far, empirical studies indicate that with the proper use of ear protection no employee will be subject to a sound pressure level in excess of 85dB(A). A project to measure exposure whilst using hearing protective devices to provide
verification is set to start in June 2012.

Of the individual gravimetric dust samples measurements taken during the March quarter, 1.5 per cent were above the occupational exposure limit of 0.1 milligrams per cubic metre, thus meeting the target of not more than 5 per cent of individual samples above the occupational exposure limit of 0.1 milligrams per cubic metre.

In order to improve upon these dust exposure targets, the Group continuously refines interventions, which include:
·     Building health rooms at the training centres to coach
employees on potential exposures and wearing of respiratory
personal protective equipment;
·     Using foggers, a water mist spray system, to trap dust particles liberated from tipping points to prevent dust from entering the main air stream;
·     Installing dual stage tip filter units, where the filters are equipped with an additional layer of filtration material to improve the efficiency of old technology filter bags in order to increase dust filtration;
·     Managing the opening and closing of ore transfer chutes
between levels so that they remain closed when not in use to reduce airborne dust entering the work place;
·     Treating footwalls with binding chemicals sprayed from a
specially designed car pulled by a loco to prevent dust from being liberated into intake air ways; and
·     Analysing individual filters to assist in determining exposure levels.
West Africa region
Tarkwa

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Commissioning and integration of the secondary crusher at the
CIL plant. This is expected to achieve a 5 per cent improvement in the milling rate from 950,000 tonnes to 1 million tonnes per month. The secondary crusher was commissioned in the March
quarter and debottlenecking is in progress. The ramp-up of the secondary crusher is planned at 75 per cent of nameplate
capacity for the June quarter, with full production from the
September quarter;
·     Waste strip acceleration. This is planned to be achieved
through the implementation of a larger sized load and haul fleet.
The improved flexibility is also designed to ensure a continuous ore supply to the plant. Commissioning of the larger sized load and haul fleet is scheduled for the December quarter;
·     The construction and commissioning of an in-pit satellite fuel farm. The benefits that will accrue include shorter haul
distances for refueling, fuel burn cost savings and improved productivity. Construction and commissioning is scheduled for the June quarter and full implementation is scheduled for the
September quarter. This initiative is expected to deliver
approximately US$30 million in cost savings over the life of mine; and
·     Various other initiatives totaling around US$20 million were planned across the mine.

Larger sized load and haul fleet has been ordered with the associated infrastructure requirements currently under construction. Construction of the in-pit satellite fuel farm is nearing completion. Cost savings of
US$7 million were achieved in the March quarter on various smaller initiatives.

Damang

BPR initiatives are ongoing. The major BPR projects for 2012 include:
·     Continued savings from owner mining and maintenance
initiatives implemented in early 2011; and
·     The implementation of an additional shift which will provide flexibility to accelerate waste stripping and increase mining volumes to ensure a continuous ore supply to the plant. The
new shift will also improve the utilisation of mining equipment.
Implementation was completed in the March quarter with the full productivity benefits anticipated to be realised from the June quarter onwards.
The introduction of owner mining has resulted in a decrease in mining costs from US$4.35 per tonne, which was the contractor cost per tonne prior to conversion to owner mining, to US$3.22 per tonne.
Added to this, the additional shift has resulted in an increase in tonnes mined from approximately 6 million tonnes per quarter to 8 million tonnes per quarter, reducing costs further from US$3.22 per tonne to US$2.75 per tonne mined.
Australasia region
St Ives
Towards the end of 2011, an in-house business improvement team was established at St Ives and the transition to owner miner for underground stoping was fully implemented. Business improvement projects were introduced at Lefroy mill and include coarse ore stockpile management, which allows for a manual feed at times of crusher downtime to ensure the correct mining mix of coarse and fine ore is delivered to the mill, the introduction of lead nitrate into the milling circuit to improve recoveries and at the heap leach, a diverter gate and belt magnets were commissioned allowing a continuous feed to the pads, where previously the feed was temporarily stopped to clear adverse material. These initiatives were effective in increasing ore tonnes processed from an average of 1.68 million tonnes per quarter for the 12 month period ended September 2011 to
1.77 million tonnes per quarter achieved over the last two quarters.
Ongoing projects from 2011 resulted in sustained savings of around
A$6 million for the March quarter.

New business improvement projects for 2012 are planned to generate savings of A$16 million for the year. During the March quarter the pipeline of new projects already generating cash is estimated at around A$1 million. In addition, St Ives focused on the
implementation of semi-automatic production drills which allow a single hole to be drilled on an automatic setting without an operator being there to change rods. This would be required every metre and a half if done manually. The intervention reduces drilling time, as drilling is autonomous without losing production time. Estimated savings of
A$1 million are expected from this project from the June quarter.

At the open pits, the owner operator project is progressing well. A fleet of Komatsu equipment has been ordered with the first delivery scheduled for the end of the September quarter. This project is expected to reduce open pit operating costs significantly and has the potential to increase open pit reserves.
Agnew
At Agnew, new business improvement projects with planned benefits of A$8 million have been identified for 2012.

The ventilation fan installation carried over from 2011, has resulted in improved access to development areas because of enhanced airflow and lower underground temperatures.

Projects which commenced during the quarter, from which benefits are yet to accrue, include a change-over from ANFO (Ammonia
nitrate – fuel/oil) technology used to charge the drill holes for blasting to emulsion charging, which unlike ANFO is pumped under pressure to provide a more competent blast especially in wet holes. This is expected to provide greater blasting efficiencies within the Waroonga mining environment. In addition, an optimisation project to reduce cycle times of dump trucks from Waroonga underground to the mill was also introduced during the quarter.

Gold Fields Results
| 7
South Africa region
KDC
March
2012
December
2011
Gold produced - 000’oz
249.7
285.8
- kg
7,765
8,890
Yield  - underground
- g/t
6.5
6.3
- combined - g/t
3.1
3.1
Total cash cost - R/kg
255,480
218,526
- US$/oz
1,023
841
Notional cash expenditure - R/kg
322,421
289,078
- US$/oz
1,291
1,113
NCE margin - %
23
34

Gold production decreased from 285,800 ounces (8,890 kilograms) in the December quarter to 249,700 ounces (7,765 kilograms) in the
March quarter. This decrease was due to lower underground volumes mined as a result of the Christmas break and safety related
stoppages.

Underground tonnes milled decreased from 1.23 million tonnes in the
December quarter to 990,000 tonnes in the March quarter due to the lower stoping volumes. The yield partly offset this decrease, increasing from 6.3 grams per tonne to 6.5 grams per tonne. Surface tonnes milled decreased from 1.61 million tonnes to 1.53 million tonnes due to logistical constraints. However, this was offset by an improved yield from 0.7 grams per tonne to 0.8 grams per tonne.

Main development decreased from 11,253 metres to 10,651 metres, while on-reef development increased from 1,786 metres to 1,890 metres. The average development value decreased from 2,084
centimetre grams per tonne to 1,867 centimetre grams per tonne.

Operating costs increased from R1,864 million (US$227 million) to
R1,971 million (US$254 million). This increase was mainly due to annual salary increases for senior officials, credits received in the
December quarter from service departments and overtime worked during the Christmas break, partly offset by a decrease in stores costs as a result of the lower production. Total cash cost increased from
R218,526 per kilogram (US$841 per ounce) in the December quarter to R255,480 per kilogram (US$1,023 per ounce) in the March quarter due to the lower production and higher costs.

Operating profit decreased from R2,030 million (US$264 million) to
R1,278 million (US$165 million) due to the lower revenue and increased operating costs.

Capital expenditure decreased from R706 million (US$89 million) in the December quarter to R533 million (US$69 million) in the March quarter mainly due to expenditure on an additional mobile processing plant in the previous quarter and the slow start-up of spend on capital at the beginning of the new financial year.

Notional cash expenditure increased from R289,078 per kilogram
(US$1,113 per ounce) in the December quarter to R322,421 per kilogram (US$1,291 per ounce) in the March quarter as a result of the lower production and higher operating costs partly offset by the lower capital expenditure. The NCE margin decreased from 34 per cent to
23 per cent due to the lower rand gold price and higher NCE.
Beatrix
March
2012
December
2011
Gold produced - 000’oz
79.2
89.7
- kg
2,462
2,789
Yield - underground
- g/t
4.4
4.2
- combined
- g/t
2.5
3.0
Total cash cost - R/kg
260,114
220,222
- US$/oz
1,041
848
Notional cash expenditure - R/kg
308,570
271,172
- US$/oz
1,235
1,044
NCE margin - %
26
38
Gold production decreased from 89,700 ounces (2,789 kilograms) in the December quarter to 79,200 ounces (2,462 kilograms) in the
March quarter and was affected by the Christmas break and safety related stoppages.

Underground tonnes milled decreased from 647,000 tonnes in the
December quarter to 539,000 tonnes in the March quarter due to a decrease in stoping volumes. The underground yield improved from
4.2 grams per tonne to 4.4 grams per tonne due to a higher mine call factor (MCF). Various initiatives were implemented during the quarter to improve the MCF, including improved fragmentation management and water control, the latter in an effort to reduce gold losses due to excessive water on the reef horizon. Surface tonnes milled increased from 293,000 tonnes to 449,000 tonnes, due to the additional surface material milled during the Christmas break. Surface yield was similar to the December quarter at 0.2 grams per tonne.

Main development decreased by 16 per cent from 6,123 metres in the
December quarter to 5,151 metres in the March quarter. The on-reef development decreased by 2 per cent from 1,352 metres to 1,321 metres and the average main development value decreased from
1,357 centimetre grams per tonne to 1,320 centimetre grams per tonne in the March quarter.

Operating costs increased from R606 million (US$74 million) in the
December quarter to R630 million (US$81 million) in the March quarter. This increase was mainly due to salary increases for senior officials, additional overtime, increased maintenance costs and additional ore transports costs. Total cash cost increased from
R220,222 per kilogram (US$848 per ounce) to R260,114 per kilogram
(US$1,041 per ounce) due to the lower production and higher costs.

Operating profit decreased from R615 million (US$80 million) in the
December quarter to R402 million (US$52 million) in the March quarter due to the lower revenue and higher operating costs.

Capital expenditure decreased from R150 million (US$18 million) to
R130 million (US$17 million) due to the slow start-up of spend on capital at the beginning of the new financial year. The majority of the capital expenditure was on infrastructure upgrades and ore reserve development.

Notional cash expenditure increased from R271,172 per kilogram
(US$1,044 per ounce) in the December quarter to R308,570 per kilogram (US$1,235 per ounce) in the March quarter due to the decreased production and higher operating costs partly offset by the decrease in capital expenditure. The NCE margin decreased from 38 per cent to 26 per cent due to the lower rand gold price and the higher
NCE.
South Deep project
March
2012
December
2011
Gold produced - 000’oz
58.6
58.5
- kg
1,824
1,821
Yield - underground - g/t
5.3
4.5
- combined
- g/t
4.2
3.3
Total cash cost - R/kg
305,976
294,673
- US$/oz
1,225
1,134
Notional cash expenditure - R/kg
670,121
631,301
- US$/oz
2,683
2,430
NCE margin - %
(60)
(44)

Gold production was similar to the December quarter at 58,600 ounces (1,824 kilograms). Total tonnes milled, which included 94,000 tonnes of off-reef development, decreased from 549,000 tonnes in the
December quarter to 439,000 tonnes in the March quarter. No surface sources were treated due to the depletion of the surface stockpiles in previous quarters.

Underground ore processed during the quarter decreased from
400,000 tonnes to 345,000 tonnes. Underground yield increased from 4.5 grams per tonne to 5.3 grams per tonne, mainly due to an increase in blasted grade from higher grade workings. The
infrastructure development, which cuts through the lower grade reefs, is proceeding as per the plan to ensure access to new mining areas in future.

8 |
Gold Fields Results
Development decreased from 3,175 metres in the December quarter to 2,440 metres in the March quarter. The new mine capital
development in phase 1, sub 95 level, decreased from 1,069 metres to 688 metres. Development in the current mine areas above 95 level decreased from 1,838 metres to 1,516 metres. Vertical development decreased from 268 metres to 236 metres. Development was lower in the March quarter mainly due to the Christmas break, lower machine availability and utilisation as well as the installation of additional secondary support in the haulages. De-stress mining increased by 6 per cent from 7,373 square metres in the December quarter to 7,811 square metres in the March quarter.

Operating costs increased from R542 million (US$66 million) in the
December quarter to R567 million (US$73 million) in the March quarter. This increase was mainly due to overtime worked and major maintenance work over the Christmas period. In addition, more employees were employed, in line with the project build-up. Total cash cost increased from R294,673 per kilogram (US$1,134 per ounce) to R305,976 per kilogram (US$1,225 per ounce) in the March quarter due to the increase in operating costs.

Operating profit decreased from R256 million (US$32 million) in the
December quarter to R197 million (US$25 million) in the March quarter due to lower revenue and higher operating costs.

Capital expenditure increased from R607 million (US$77 million) in the December quarter to R655 million (US$84 million) in the March quarter, in line with the project plan. The majority of this capital expenditure was spent on development, the ventilation shaft
deepening and infrastructure, the metallurgical plant expansion, trackless equipment and full plant tailings backfill.

Notional cash expenditure increased from R631,301 per kilogram
(US$2,430 per ounce) in the December quarter to R670,121 per kilogram (US$2,683 per ounce) in the March quarter as a result of the higher operating costs and increased capital expenditure.

The South Deep capital infrastructure programme continues to meet its key delivery dates to support the build-up to a run-rate of 700,000 ounces per annum by the end of 2015. The ventilation shaft
deepening project remains on track for commissioning in the
September 2012 quarter and the additional rock hoisting is expected to build to a nameplate capacity of 195,000 tonnes per month by
October 2013. This, together with the existing Main shaft capacity of
175,000 tonnes per month, is expected to deliver the full production to the mill. The gold plant expansion from 220,000 tonnes per month to
330,000 tonnes per month is under construction, with commissioning planned in the September 2012 quarter.

However, the issues raised during the strike at South Deep in fiscal
2010 relating to the relationship between the unions and
management, greater union involvement in human resource and other management decision-making processes at the mine remain
unresolved. Gold Fields is currently in discussions with its unions at
South Deep regarding a number of operational and employee matters and is endeavouring to seek agreement on the unresolved issues. In the event that South Deep experiences work stoppages or delays due to union activities, these may have a material adverse effect on the business, production levels, operating results and financial condition.
West Africa region
Ghana

Tarkwa
March
2012
December
2011
Gold produced - 000’oz
185.3
170.4
Yield  - heap leach
- g/t
0.5
0.5
- CIL plant - g/t
1.5
1.4
- combined - g/t
1.0
0.9
Total cash cost - US$/oz
595
618
Notional cash expenditure - US$/oz
916
1,022
NCE margin - %
45
39

Gold production increased from 170,400 ounces in the December quarter to 185,300 ounces in the March quarter due to an increase in
CIL throughput and a higher head grade delivered to the mill.
Total tonnes mined, including capital stripping, increased from 30.1 million tonnes in the December quarter to 33.2 million tonnes in the
March quarter. Ore mined increased from 5.8 million tonnes to 5.9 million tonnes. Mined grade at 1.28 grams per tonne was marginally higher than the 1.26 grams per tonne achieved in the December quarter. The strip ratio increased from 4.2 to 4.6 in the March quarter.

The CIL plant throughput increased from 2.73 million tonnes in the
December quarter to 2.83 million tonnes in the March quarter due to increased mill availability in the March quarter. Yield increased from
1.36 grams per tonne to 1.51 grams per tonne due to a reduction in throughput from the low grade stockpile following the increase in ore tonnages mined. The CIL plant produced 137,500 ounces in the
March quarter compared with 119,100 ounces in the December
quarter.

Total feed to the North and South heap leach sections increased from
3.12 million tonnes to 3.18 million tonnes. Yield decreased from 0.51 grams per tonne for the December quarter to 0.47 grams per tonne for the March quarter. The High Pressure Grinding Roller (HPGR) at the South heap leach section processed 1.04 million tonnes,
compared with 0.99 million tonnes in the December quarter. The
North heap leach section processed 2.14 million tonnes in the March quarter, compared with 2.13 million tonnes in the December quarter.
The heap leach operation produced 47,800 ounces in the March quarter compared with 51,300 ounces in the December quarter. The decrease was attributable to a decrease in head grade and
dissolution due to a harder ore blend.

Net operating costs increased from US$99 million (R793 million) in the December quarter to US$106 million (R825 million) in the March quarter in line with the higher production levels. Total cash cost decreased from US$618 per ounce to US$595 per ounce due to the increase in production partly offset by the increase in operating costs.

Operating profit increased from US$185 million (R1,496 million) in the
December quarter to US$205 million (R1,593 million) in the March quarter as a result of the higher revenue partly offset by the increase in operating costs.

Capital expenditure decreased from US$63 million (R499 million) in the December quarter to US$47 million (R369 million) in the March quarter, with expenditure on pre-stripping and additional mining fleet being the major components.

Notional cash expenditure decreased from US$1,022 per ounce to
US$916 per ounce due to the increase in production and the lower capital expenditure, partly offset by the increase in operating costs.
The NCE margin increased from 39 per cent to 45 per cent due to the lower NCE.
Damang
March
2012
December
2011
Gold produced - 000’oz
44.3
49.6
Yield - g/t
1.1
1.3
Total cash cost - US$/oz
838
796
Notional cash expenditure
- US$/oz
1,490
1,240
NCE margin - %
12
26

Gold production decreased from 49,600 ounces in the December quarter to 44,300 ounces in the March quarter. The decrease in gold production was due to lower grade mainly as a result of less ore mined from the high grade Damang pit cutback (DPCB) as a result of safety concerns while mining the southern inter-phase between Juno and DPCB from the Juno side.

Total tonnes mined, including capital stripping, increased from 6.1 million tonnes in the December quarter to 9.8 million tonnes in the
March quarter. The increase in total tonnes mined was mainly due to increased excavator availability with the commissioning of two new excavators and the introduction of an additional shift (from two to three per day), thus providing eight additional hours per day, which improved utilisation. Ore mined increased from 1.1 million tonnes to
1.5 million tonnes. The strip ratio increased from 4.5 to 5.7.

Tonnes processed increased from 1.19 million tonnes in the
December quarter to 1.22 million tonnes in the March quarter as

Gold Fields Results
| 9
throughput in the December quarter was affected by power
interruptions.

Net operating costs decreased from US$37 million (R295 million) in the December quarter to US$36 million (R279 million) in the March quarter. This was mainly due to a gold-in-process credit as a result of an increase in stockpiles associated with the increase in mining volumes. Total cash cost increased from US$796 per ounce to
US$838 per ounce due to the lower gold production.
Operating profit decreased from US$47 million (R378 million) in the
December quarter to US$39 million (R302 million) in the March quarter as a result of the lower revenue.

Capital expenditure was similar at US$27 million (R211 million), comprising expenditure on pre-stripping, exploration and additional mining fleet.

Notional cash expenditure increased from US$1,240 per ounce in the
December quarter to US$1,490 per ounce in the March quarter due to the lower production. The NCE margin decreased from 26 per cent to 12 per cent as a result of the higher NCE.

Subsequent to quarter end, Damang’s gold production decreased due to lower head grades resulting from continuing safety concerns while mining the southern inter-phase between Juno and the DPCB. In addition, blending constraints between hard and soft ores resulted in deteriorating grind and lower recovery efficiencies. To re-establish control on grind size and recovery efficiencies the milling rates in the process plant have been temporarily re-set to lower volumes. As the plant is ageing, preventative maintenance is being increased to provide sustainable processing capacity, particularly given the increase in reserves and resources and extended life.

Studies with regards to blend, processing rates, recoveries and financial remodeling to ascertain the impact on the operation are in progress. The revised production guidance for 2012 is estimated at between 175,000 ounces and 190,000 ounces. We are reassessing cost structures and capital requirements on the site and an update on total cash cost and NCE will be provided at the end of the June quarter.
South America region

Peru

Cerro Corona
March
2012
December
2011
Gold produced - 000’oz
36.9
37.9
Copper produced - tonnes
8,073
9,544
Total equivalent gold
- 000’ eqoz
76.5
80.0
Total equivalent gold sold - 000’ eqoz
84.5
78.8
Yield  - gold
- g/t
0.7
0.7
- copper
- %
0.5
0.6
- combined
- g/t
1.4
1.5
Total cash cost - US$/eqoz
534
489
Notional cash expenditure - US$/eqoz
745
719
NCE margin - %
56
56
Gold price * - US$/oz
1,685
1,689
Copper price * - US$/t
8,251
7,474
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold produced decreased from 37,900 ounces in the December
quarter to 36,900 ounces in the March quarter and copper produced decreased from 9,544 tonnes to 8,073 tonnes due to lower copper grades. Equivalent gold production decreased from 80,000 ounces to
76,500 ounces, mainly due to lower copper production.

Concentrate with a payable content of 40,000 ounces of gold was sold at an average price of US$1,689 per ounce and 9,000 tonnes of copper was sold at an average price of US$7,896 per tonne, net of treatment and refining charges. Total equivalent gold sales for the
March quarter amounted to 84,500 ounces.
Tonnes mined increased from 2.89 million tonnes in the December quarter to 3.17 million tonnes in the March quarter and ore mined increased from 1.55 million tonnes to 1.80 million tonnes in line with the mine sequencing schedule. Gold yield at 0.7 grams per tonne was similar to the December quarter and copper yield decreased from 0.6 per cent to 0.5 per cent.

Ore processed increased from 1.62 million tonnes to 1.68 million tonnes, at lower gold and copper grades than the previous quarter.
Gold head grade decreased from 1.18 grams per tonne to 1.12 grams per tonne, while gold recovery was similar to the December quarter at
64 per cent. Copper head grade decreased from 0.72 per cent to
0.61 per cent, while copper recovery decreased from 85 per cent to
82 per cent due to an increase in clays contained in the ore processed and the presence of secondary copper with lower kinetic flotation.

Net operating costs increased from US$35 million (R285 million) in the December quarter to US$44 million (R341 million) in the March quarter, mainly due to a decrease of concentrate stock on hand. Total cash cost increased from US$489 per equivalent ounce to US$534 per equivalent ounce, mainly due to higher net operating costs partly offset by an increase in equivalent ounces sold.

Operating profit increased from US$94 million (R765 million) to
US$99 million (R766 million) as a result of the higher revenue partly offset by the increase in operating costs.

Capital expenditure decreased from US$20 million (R161 million) in the December quarter to US$17 million (R132 million) in the March quarter with the majority of the expenditure on the tailings facility.

Notional cash expenditure increased from US$719 per equivalent ounce to US$745 per equivalent ounce, mainly due to the lower equivalent ounces produced. The NCE margin was similar at 56 per cent.
Australasia region

St Ives

March
2012
December
2011
Gold produced - 000’oz
120.3
120.4
Yield - heap leach - g/t
0.4
0.4
- milling - g/t
2.9
3.0
- combined - g/t
2.1
2.1
Total cash cost - A$/oz
861
770
- US$/oz
908
777
Notional cash expenditure - A$/oz
1,243
1,355
- US$/oz
1,310
1,368
NCE margin - %
22
19

Gold production for the March quarter was similar to the December quarter at 120,300 ounces.

At the underground operations, ore mined decreased from 482,000 tonnes at 5.2 grams per tonne in the December quarter to 398,000 tonnes at 5.0 grams per tonne in the March quarter, reflecting reduced tonnage from Cave Rocks which requires further
development to open up new mining areas.

At the open pit operations, total ore tonnes mined decreased from
1.33 million tonnes at 1.9 grams per tonne in the December quarter to
1.10 million tonnes at 1.5 grams per tonne in the March quarter. Pit wall failures in the Leviathan and Mars/Minotaur link high grade pits necessitated the temporary closure of both pits for a period, with resultant loss of grade and production during the quarter. A slope stability radar has since been installed in Leviathan pit and production has recommenced. Geotechnical analysis is in progress to establish the safe reopening of the Mars/Minotaur link pit.

Total tonnes processed and yield remained unchanged at 1.77 million tonnes and 2.1 grams per tonne respectively. At the Lefroy mill, yield decreased marginally from 3.0 grams per tonne in the December quarter to 2.9 grams per tonne in the March quarter. Tonnes milled through the Lefroy mill increased from 1.18 million tonnes to 1.22 million tonnes, reflecting increased run-time in the March quarter, due to a SAG mill reline that occurred during the December quarter. Gold

10 |
Gold Fields Results
production from Lefroy mill increased marginally from 112,400 ounces to 113,000 ounces. At the heap leach facility tonnes processed decreased from 590,000 tonnes at a head grade of 0.85 grams per tonne in the December quarter to 553,000 tonnes at a head grade of
0.81 grams per tonne in the March quarter, resulting in decreased gold production from 8,000 ounces to 7,300 ounces.

Net operating costs increased from A$85 million (R711 million) in the
December quarter to A$106 million (R868 million) in the March quarter. The increase in costs was due to a drawdown of open pit stockpiles, compared to a build-up of stockpiles reported at the end of the December quarter. Total cash cost increased from A$770 per ounce (US$777 per ounce) to A$861 per ounce (US$908 per ounce)
due to the increase in costs.

Operating profit decreased from A$118 million (R924 million) in the
December quarter to A$86 million (R707 million) in the March quarter as a result of the higher costs.

Capital expenditure decreased from A$63 million (R494 million) to
A$49 million (R402 million) reflecting a reduction in open pit pre-
stripping activities.

Notional cash expenditure decreased from A$1,355 per ounce
(US$1,368 per ounce) in the December quarter to A$1,243 per ounce
(US$1,310 per ounce) in the March quarter due to the decrease in capital expenditure. The NCE margin increased from 19 per cent to
22 per cent as a result of the lower NCE.
Agnew
March
2012
December
2011
Gold produced - 000’oz
37.0
52.0
Yield - g/t
5.1
6.3
Total cash cost - A$/oz
929
651
- US$/oz
979
657
Notional cash expenditure - A$/oz
1,299
1,074
- US$/oz
1,369
1,085
NCE margin - %
18
36

Gold production decreased from 52,000 ounces in the December quarter to 37,000 ounces in the March quarter.

Ore mined from underground decreased from 143,000 tonnes at a head grade of 10.7 grams per tonne in the December quarter to
113,000 tonnes at a head grade of 8.5 grams per tonne in the March quarter. Production was negatively impacted in Main Lode due to continuing poor ground conditions which slowed down production rates. Additionally, the rate of mining in the Kim orebody was slower than planned due to a change in the plunge of the orebody which resulted in a move to new working areas which had insufficient ventilation. An ongoing factor further impacting production is the continuing high turnover of skilled employees.

Ore mined from the Songvang open pit decreased from 361,000
tonnes at a head grade of 1.6 grams per tonne in the December quarter to 179,000 tonnes at a head grade of 1.4 grams per tonne in the March quarter. Mining at Songvang was completed in February
2012.

Tonnes processed decreased from 258,000 tonnes to 224,000
tonnes. A higher proportion of lower grade ore from Songvang was milled during the quarter resulting in the combined yield decreasing from 6.3 grams per tonne to 5.1 grams per tonne.

Net operating costs increased from A$32 million (R264 million) in the
December quarter to A$36 million (R293 million) in the March quarter, mainly due to an A$5 million credit in the December quarter
associated with the stockpiling of Songvang ore and a build-up of gold in circuit. Total cash cost per ounce increased from A$651 per ounce
(US$657 per ounce) to A$929 per ounce (US$979 per ounce) in line with the lower ounces produced.

Operating profit decreased from A$56 million (R444 million) in the
December quarter to A$23 million (R188 million) in the March quarter due to the lower revenue.

Capital expenditure decreased from A$19 million (R155 million) in the
December quarter to A$11 million (R92 million) in the March quarter.
This included A$7 million spent on underground development and
A$3 million on extensional exploration at the Waroonga underground complex.

Notional cash expenditure increased from A$1,074 per ounce
(US$1,085 per ounce) in the December quarter to A$1,299 per ounce
(US$1,369 per ounce) in the December quarter mainly due to the lower production. The NCE margin decreased from 36 per cent in the
December quarter to 18 per cent in the March quarter due to the higher NCE.

The lower mining volumes and resultant gold production is expected to continue during the June quarter. This is mainly due to continuing poor ground conditions in the Main orebody requiring higher levels of ground support and increased production drilling required due to the instability of the blast holes linked to difficult ground conditions which often have to be re-drilled. This level of additional work will likely be required to successfully mine the Main Lode in future, and the mining schedule has been slowed to reflect this. Additional tonnes will be mined from the Rajah orebody, within the Waroonga underground complex, to minimise this impact but these tonnes will not replace all the lost production from Main.

Additionally, as the high grade Kim orebody has progressed deeper, the production drilling and blasting has become more technically challenging. This is due to higher stress at depth which causes rock, mainly the quartz, to become brittle, resulting in closure of blast holes.
These technical challenges have been compounded by a high
turnover of mining engineers and skilled artisans in the Western
Australia mining industry. In the March quarter several primary “slot”
blasts, which are pre-development to access and open up stopes for mining, were not completed satisfactorily and resulted in rework that negatively impacted production rates. Improvements to drilling in these poor ground conditions include higher levels of supervision and improved drill operator awareness. Additionally, a senior drill and blast manager is now employed to oversee the technical aspects of the process and ensure blast quality improves. Introduction of these measures has already improved the “slot” blasting process, and production from Kim is expected to return to historical levels by the second half of the year. June quarter’s production is expected to be similar to the March quarter.

Gold production is expected to improve to the 40,000 ounces to
45,000 ounces per quarter range in the September and December quarters, but due to the lower production in the March and June quarters, guidance has been reduced to a range of 160,000 ounces to
175,000 ounces for the full year. Cash costs and NCE are being re-
assessed and an update is expected by the end of the June quarter.
Quarter ended 31 March 2012 compared with
quarter ended 31 March 2011
Group attributable equivalent gold production decreased marginally from 830,000 ounces for the quarter ended March 2011 to 827,000 ounces for the quarter ended March 2012.

At the South African operations, gold production decreased from
411,000 ounces (12,784 kilograms) to 387,000 ounces (12,051
kilograms). The majority of this decrease was due to lower volumes and yields mined and processed at KDC and South Deep. KDC’s
gold production decreased from 263,000 ounces (8,169 kilograms) to
250,000 ounces (7,765 kilograms). Beatrix’s gold production
increased from 74,000 ounces (2,314 kilograms) to 79,000 ounces
(2,462 kilograms) and South Deep’s gold production decreased from
74,000 ounces (2,301 kilograms) to 59,000 ounces (1,824 kilograms).

At the West African operations, total managed gold production decreased from 244,000 ounces for the quarter ended March 2011 to
230,000 ounces for the quarter ended March 2012. At Tarkwa, gold production was similar at 185,000 ounces. At Damang, gold
production decreased from 58,000 ounces to 44,000 ounces due to lower grades, as mining in the high grade Damang pit was severely restricted due to safety factors given the pit is approaching its end in approximately 12 months’ time and production was further
exacerbated by reduced capacity at the mill.

In South America, gold equivalent production at Cerro Corona decreased from 108,000 ounces for the quarter ended March 2011 to
77,000 ounces for the quarter ended March 2012, due to anticipated lower gold and copper grades and a lower copper to gold price ratio.

Gold Fields Results
| 11
At the Australasia operations gold production was similar at 157,000 ounces. St Ives and Agnew produced similar ounces to the previous year at 120,000 ounces and 37,000 ounces respectively.
Income statement
Revenue increased by 25 per cent from R8,969 million (US$1,285 million) to R11,206 million (US$1,442 million). The average gold price increased by 35 per cent from R311,708 per kilogram
(US$1,389 per ounce) for the quarter ended March 2011 to R419,433 per kilogram (US$1,679 per ounce) for the quarter ended March
2012. The average Rand/US dollar exchange rate of R7.77 for the quarter ended March 2012 was 11 per cent weaker than the average of R6.98 for the quarter ended March 2011, while the Rand/Australian dollar weakened by 17 per cent from A$1 = R7.00 to A$1 = R8.19.
The average Australian/US dollar exchange rate weakened by 5 per cent from to A$1.00 = US$1.05 for the quarter ended March 2012 from A$1.00 = US$1.00 for the quarter ended March 2011.

Net operating costs increased by 18 per cent from R4,878 million
(US$699 million) to R5,774 million (US$743 million). Total cash cost for the Group increased from R168,455 per kilogram (US$751 per ounce) to R217,434 per kilogram (US$870 per ounce) due to the lower production and the increase in net operating costs.

At the South African operations, operating costs increased by 14 per cent from R2,783 million for the quarter ended March 2011 to R3,168 million for the quarter ended March 2012. This was due to annual wage increases, a 28 per cent electricity tariff increase, increased maintenance costs and normal inflationary increases, partly offset by cost saving initiatives at the operations. Total cash cost at the South
African operations increased from R213,759 per kilogram to
R264,069 per kilogram as a result of the decrease in production and the higher operating costs.

At the West African operations, net operating costs increased from
US$122 million for the quarter ended March 2011 to US$142 million for the quarter ended March 2012. At Tarkwa, net operating costs increased from US$83 million to US$106 million. This was due to annual wage increases of US$2 million, increased power and fuel costs of US$7 million and a reduced inventory credit in the March
2012 quarter of US$7 million together with an increase in tonnes mined quarter on quarter. At Damang, net operating costs decreased from US$39 million to US$36 million due to the introduction of owner mining and maintenance during the year partly offset by increases in power and fuel costs. Total cash cost for the region increased from
US$521 per ounce to US$642 per ounce due to the lower production and increased costs.

At Cerro Corona in South America, net operating costs were similar at
US$44 million. Total cash cost increased from US$387 per ounce to
US$534 per ounce, mainly due to the lower equivalent gold sales.

At the Australasia operations, net operating costs increased from
A$134 million for the quarter ended March 2011 to A$142 million for the quarter ended March 2012. At St Ives, net operating costs increased marginally from A$105 million to A$106 million. At Agnew, net operating costs increased from A$29 million to A$36 million. This increase was due to mining the Songvang open pit, which became operational during the year and accounted for US$5 million of this increase, together with the increase in processing higher volume low grade ore. Total cash costs for the region increased from A$835 per ounce to A$877 per ounce due to the increase in costs.

Operating profit increased from R4,091 million (US$586 million) to
R5,433 million (US$699 million).

Exploration expenditure increased from R139 million (US$20 million)
to R292 million (US$38 million) mainly due to an increase in exploration projects and activity.

Feasibility and evaluation costs increased from R27 million (US$4 million) to R76 million (US$10 million) due to increased activity at the
Far Southeast project.

Non-recurring costs of R79 million (US$10 million) for the quarter ended March 2012 compared with R83 million (US$12 million) for the quarter ended March 2011 and included voluntary separation
packages and business process re-engineering costs at all the operations.
Government royalties increased from R165 million (US$24 million) for the quarter ended March 2011 to R318 million (US$41 million) for the quarter ended March 2012 driven by the increase in revenue and an increase in the royalty rate at Tarkwa and Damang, from 3 per cent to
5 per cent with effect from 1 April 2011.

Taxation increased from R780 million (US$112 million) for the quarter ended March 2011 to R792 million (US$102 million) for the quarter ended March 2012. Normal taxation increased from R600 million
(US$86 million) to R885 million (US$114 million) in line with the higher taxable income. Deferred taxation decreased from R180 million (US$25 million) to a credit of R93 million (US$12 million) due to a net deferred tax credit of R255 million (US$33 million) as a result of the rate changes in South Africa and Ghana implemented in the
March 2012 quarter.

Net earnings attributable to owners of the parent amounted to R2,082 million (US$268 million) for March quarter 2012 compared with earnings of R1,100 million (US$158 million) for the March quarter
2011.

Earnings excluding non-recurring items, gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation, amounted to R2,171 million (US$279 million) for the quarter ended March 2012 compared with R1,152 million (US$165 million) for the quarter ended March 2011.
Cash flow
Cash inflow from operating activities decreased from R2,783 million
(US$398 million) for the quarter ended March 2011 to R2,742 million
(US$360 million) for the quarter ended March 2012 despite the higher profit in March 2012, this was offset by higher royalties and taxation paid, and a larger investment into working capital.

Dividends paid increased from R564 million (US$82 million) to R1,702 million (US$225 million).

Cash outflows from investing activities increased from R3,422 million
(US$492 million) to R3,489 million (US$452 million).

Capital expenditure increased from R2,069 million (US$296 million) in the March 2011 quarter to R2,650 million (US$341 million) in the
March 2012 quarter. At the South Africa region, capital expenditure increased from R995 million to R1,317 million mainly due to the increase at South Deep from R411 million to R655 million. At the
West Africa region, capital expenditure decreased from US$84 million to US$75 million with the completion of the tailings dam (TSF3) in
March 2011. In South America, at Cerro Corona, capital expenditure was similar at US$17 million. At the Australasia region, capital expenditure increased from A$39 million to A$60 million, with the majority of the increased expenditure on pre-stripping and
underground development at St Ives.

Investing activities in the March 2012 quarter included a US$110 million (R834 million) investment into the Far Southeast project, thus vesting a 40 per cent interest in the project. Investing activities in
March 2011 included the buy-out of some of the non-controlling interest holders at La Cima of R1,368 million (US$198 million)
representing 9 per cent of the issued shares of Gold Fields La Cima, taking the Group’s holding at that stage to 89.7 per cent.

Net cash inflow from financing activities decreased from R2,278 million (US$330 million) for March 2011 to R1,744 million (US$230 million) for March 2012. Loans received decreased from R3,172 million (US$458 million) to R1,834 million (US$242 million) and loans repaid decreased from R950 million (US$136 million) to R137 million
(US$18 million). The higher net loans raised in March 2011 were due to draw downs to partly fund the purchase of non-controlling interest holders in La Cima.

Loans received from non-controlling interest holders increased from
R42 million (US$6 million) in March 2011 to R46 million (US$6 million) in March 2012 and relate to Buenaventura’s contribution of 49 per cent to the capital expenditure on the Chucapaca project.

The net cash outflow of R704 million (US$86 million) in March 2012 compared with a cash inflow of R1,074 million (US$154 million) in
March 2011. After accounting for a negative translation adjustment in the March 2012 quarter of R193 million (positive US$22 million) on offshore cash balances, the cash outflow for March 2012 was R897 million (outflow US$64 million). The cash balance at the end of March

12 |
Gold Fields Results
2012 was R5.2 billion (US$680 million) compared with R6.6 billion
(US$954 million) at the end of March 2011.
Growth
Gold Fields has set a target of achieving five million ounces per annum, in production or in development, by the end of 2015. To this end we are developing an extensive pipeline of projects which is discussed below.
International Projects

Chucapaca
Ongoing feasibility studies on the Canahuire deposit at Chucapaca identified alternate waste and tailings storage sites. Drilling for geotechnical, geohydrological and sterilisation purposes of these new sites is underway and is expected to be completed during May
2012. Despite this additional work, the feasibility study remains on track for completion in the second half of 2012. The remaining feasibility study works are progressing well, with particular focus on optimising recoveries and plant design, and permitting
requirements. The Environmental Impact Assessment (“EIA”) for
the project is being prepared and will be submitted on completion of the feasibility study.

Extensive community engagement programmes and activities have continued. A variety of projects supporting the livelihoods of the local communities are proving positive, and include training programmes and activities, infrastructure construction and direct employment on the project. Frequent dialogue with the local and national authorities on project progress and requirements remains a constant and positive activity.
Far Southeast
On 20 March 2012, Gold Fields made a third payment of US$110 million to exercise the Group’s 40 per cent option in the Far
Southeast project. Gold Fields now hold a 40 per cent interest in this project. The decision to exercise the option earlier than originally planned was twofold: the due diligence and scoping study results to date are positive and demonstrate significant upside to the resource potential. By acquiring ownership of 40 per cent, the
Group now has an interest and a formal relationship with our
Filipino stakeholders. A further option to acquire an additional 20 per cent stake from Lepanto Consolidated Mining Company for an additional payment of US$110 million has been retained; if
exercised, it would increase the total Gold Fields interest in Far
Southeast to 60 per cent.

Ongoing due diligence and scoping studies assessing various bulk underground mining options are progressing well. A pre-feasibility study has commenced on the project focusing on the initial
exploration target reported previously.

Rehabilitation of the underground drilling platform lost to a flooding event in October 2011 was completed ahead of schedule in
February 2012. Four new underground drilling rigs were in
operation by the end of the March quarter, in addition to a single surface diamond drilling machine. Activities are focusing on infilling the exploration target zone to a level appropriate for a resource declaration and mine planning activities as part of the planned pre-
feasibility study.
Arctic Platinum
The Suhanko pre-feasibility study continued, focusing on re-
engineering the project to fully optimise the potential capital spend.
This includes a full review of the process plant design and
infrastructure, optimisation of the mining schedules and definition of additional resources at the Suhanko North prospect.

The major activity focussed on the completion of resource drilling at the Suhanko North prospect. An initial 30,000 metres of exploration drilling was completed ahead of schedule in February 2012. This programme successfully outlined an exploration target of 50 million tonnes to 100 million tonnes of PGE (platinum group elements)
mineralisation at a similar grade of 2PGE+Au 1.72 grams per tonne to the Ahmavaara resource. Drilling was completed to a level suitable for declaration of a Mineral Resource, which Gold Fields hopes to finalise in the second half of 2012. This resource would add considerable operating flexibility to the pre-feasibility study options and also provide additional ore beyond the current 14-year life estimate for the Suhanko project.

Bench-scale metallurgical test work is also being completed on drill-
core samples collected from the Suhanko North programme, including mineralogical studies, flotation test work and Platsol ® amenability testing. This data will be utilised to develop a more detailed test programme on a bulk metallurgical sample currently being compiled from a new Suhanko North drill core which will complement the work completed for the Suhanko project in 2011.

The amendment to the valid Suhanko Environmental Permit, for inclusion of the Platsol ® hydro-metallurgical process and associated plant infrastructure, was completed and reviewed for submission to the environmental authorities in Finland. The submission was made in March 2012. An additional EIA and mining lease application will be submitted later in 2012 to cover Suhanko North and other extensional deposits adjacent to the Suhanko project. We anticipate completion of the pre-feasibility study, incorporating the Suhanko North extension area, by the end of 2012.
Damang super-pit
All drilling activities were completed and resource models finalised for execution of the pre-feasibility study. Geology, mining and
metallurgical components of the study indicate a robust project (under prior tax conditions) with key study parameters consistent with initial expectations. All other activities, including engineering and environmental considerations are on schedule for completion of the pre-feasibility study in the first half of 2012.

The tax changes discussed earlier will negatively impact the project and it is not known at this stage whether this project will proceed as currently planned. We intend to continue discussions with the
Government.
Greenfields exploration
In addition to the four resource development projects mentioned above, the greenfields exploration portfolio also consists of three advanced drilling projects, thirteen initial drilling projects and four target definition projects in Peru, Chile, Argentina, Ghana, Mali,
Guinea, Canada, Kyrgyzstan, Australia and the Philippines. A total of
99,800 metres were drilled on nine greenfields projects during the quarter compared with 62,348 metres drilled in the previous quarter and 112,805 metres in the March 2011 quarter.
Africa
A total of 57,000 metres of drilling was completed in the region on eight projects covering all stages from target definition to advanced drilling. Extensive geophysical surveys and soil sampling programmes complemented the drilling activities to assist with ongoing targeting and generation of new early stage prospects.

The major project in the region remains the Yanfolila advanced drilling project in southern Mali. A further three prospects are expected to be drilled during the June quarter depending on the political situation, and the additional data generated will be used to update the Komana scoping study. As a result of a military-led coup d’état which took place in Mali on 21 March 2012, all expatriate Gold Fields employees were evacuated from the country on 28 March 2012. Employees
were not endangered during this time. Drilling was suspended by the contractor on 30 March 2012, but was resumed with two rigs on 13
April 2012.
North America
Gold Fields completed a maiden resource study on the Woodjam project in British Columbia, Canada, which was released in February
2012. The copper-dominant resource was reported for the South
East Zone porphyry at Woodjam South. Additional prospects at
Deerhorn and Megabuck, also on the Woodjam properties, require additional drilling to complete resource modelling. New drilling programmes commenced in late March 2012.

Gold Fields executed a definitive agreement with Cascadero Copper on their Marble Mountain project in Ontario. This provides Gold
Fields with a first project in the highly prospective Ontario gold

Gold Fields Results
| 13
province and initial field work is expected to commence in the June quarter.
South America
Gold Fields ramped up drilling efforts in southern Peru (two projects), northern Chile (two projects) and the newly established Argentina base (one project). Diamond and reverse circulation drilling will continue in the June quarter and is scheduled to slow down towards the end of the quarter with the onset of the winter season.
Australasia
Gold Fields has been operating in the East Lachlan region of New
South Wales, Australia, for over 6 years on multiple projects. At the
Wellington North joint venture, initial drilling commenced in the March quarter with positive early results. Aircore drilling continued to define several compelling targets at the Myall joint venture and follow-up diamond drilling is scheduled for the June quarter.
Other regions
In north-western Kyrgyzstan, Gold Fields owns a 60 per cent interest in the Talas joint venture with partner Orsu Metals Corporation. Field work was suspended in April 2010 due to ongoing social and political unrest which began with a revolution precipitating a presidential election process. Following the election of the new President in
October 2011, a new government was established. Gold Fields and its partner have been closely monitoring the political situation in-
country and are now planning to re-commence drilling in the June quarter.
Near mine exploration
Gold Fields has had a well-supported near mine exploration
programme over a number of years, successfully replacing production and growing the reserve base at our international operations.
Exploration success immediately adds valuable life-of-mine to these established assets which forms the sustaining foundation of our overall growth strategy. In 2012 the Group plans to spend in excess of US$60 million on projects at the international operations, with some encouraging prospects emerging.

In Ghana, drilling at Damang continues to focus on extending the previously lucrative Amoanda open pit to increase reserves to complement the Damang Superpit project. Concepts are being tested with the aim of defining substantial cut-back potential in the favourable and highly prospective mineralised corridor between
Amoanda and Damang. The first pass programmes were completed with results confirming an extension to the north of the Amoanda pit.
Further analysis, modeling, and evaluation will be completed during the year.

In Peru, at Cerro Corona, another concept being assessed this year is the extension of mineralisation to significant depths below the current reserve pit. There are many instances around the world of similar
“pencil” gold-copper porphyry systems extending to depths far greater than that tested at Cerro Corona. This quarter the Group commenced planning a first pass deep drilling programme. The aim is to identify an exploration target capable of supporting large scale underground mining opportunities.

In Australia, St Ives has had an exceptionally productive near mine exploration effort since Gold Fields assumed operations just over ten years ago, with more than 5.5 million ounces of gold being
discovered. The site remains at the forefront of innovative exploration thinking and technology. Following a year where the Group once again replaced production from this complex of underground and open pit mining centers, Gold Fields plans to spend in excess of
US$35 million in 2012 on near mine exploration. Immediate focus of drilling has been on the extension of resources in the Neptune-
Revenge area, the site of prolific open pit production in excess of 1.5 million ounces. Recent drilling continues to prove positive, with new extensions found almost on a monthly basis. Significant effort will also be focused on early stage exploration this year, searching for new deposits to fill the longer term St Ives production pipeline, with more than ten targets already tested in 2012.

The Waroonga mining complex at Agnew has been a consistent
source of high grade ore feed for a number of years and continues to comprise the bulk of the Agnew production and ore reserve. A comprehensive deep drilling campaign is ongoing, looking for extensions to mineralisation in a variety of different ore shoots in this complex. The current campaign, named the High Grade Shoots
project, has outlined three shoot structures to the north of the Kim
Lode. Resource modeling is ongoing, aiming to be completed by mid-
year. Drilling will also continue in the Link target area between Kim and the High Grade shoots, an area where thick high grade
mineralisation was intersected during 2011.
Corporate

Mineral Resources and Mineral Reserves
Gold Fields published its Mineral Resource and Mineral Reserve supplement to the 2011 Integrated Annual Review during the quarter, which is also available on the Gold Fields website at
www.goldfields.co.za.

As at 31 December 2011, Gold Fields Limited had total attributable precious metal and gold equivalent Mineral Resources of 217.0 million ounces (31 December 2010 : 225.4 million ounces) and
Mineral Reserves of 80.6 million ounces (76.7 million ounces).
Outlook
Attributable gold production for the year ending December 2012 is expected to be approximately 3.5 million equivalent ounces.

For the year ending December 2012, total cash cost and operational
NCE is estimated to be similar to the guidance provided in February at US$860 per ounce (R220,000 per kilogram) and at US$1,300 per ounce (R335,000 per kilogram) respectively. The capital projects group is anticipating spending between US$40 per ounce and US$70 per ounce on realisation costs of projects, including drilling, feasibility studies and early-work capital expenditure on our advanced projects.
These projects will assist in delivering our 5 million ounces in production or in development by 2015. These estimates are based on an average exchange rate of R/US$8.00 and US$/A$1.00 for the remainder of the year. Estimates by quarter are expected to vary depending upon the timing of capital expenditure, seasonal electricity tariffs and production variations due to statutory holidays.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages
2 and 28.
Basis of accounting
The unaudited condensed consolidated financial information is prepared in accordance with IAS 34 Interim Financial Reporting and
South African Statements and Interpretations of Statements of
Generally Accepted Accounting Practice (AC 500 series).

The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.

N.J. Holland
Chief Executive Officer
17 May 2012

14 |
Gold Fields Results
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
March
2012
December
2011
March
2011
Revenue
11,206.4
12,266.9 8,969.4
Operating costs, net
(5,773.8)
(5,358.6) (4,878.4)
- Operating costs
(5,857.3)
(5,651.9) (4,959.0)
- Gold inventory change
83.5
293.3 80.6
Operating profit
5,432.6
6,908.3 4,091.0
Amortisation and depreciation
(1,522.0)
(1,761.3) (1,240.0)
Net operating profit
3,910.6
5,147.0 2,851.0
Net interest paid
(44.7)
(61.1) (40.9)
Share of results of associates after taxation
18.0
26.8 (3.5)
(Loss)/gain on foreign exchange
(66.2)
9.6 3.0
(Loss)/gain on financial instruments
(1.2)
0.9 6.4
Share-based payments
(143.7)
(113.2) (122.0)
Other
(1.1)
(2.1) (76.1)
Exploration
(292.0)
(291.6) (138.5)
Feasibility and evaluation costs
(76.1)
(33.1) (27.3)
Profit before royalties, taxation and non-recurring items
3,303.6
4,683.2 2,452.1
Non-recurring items
(78.9)
(132.5) (82.6)
Profit before royalties and taxation
3,224.7
4,550.7 2,369.5
Royalties
(318.1)
(375.5) (164.6)
Profit before taxation
2,906.6
4,175.2 2,204.9
Mining and income taxation
(791.8)
(1,466.0) (780.0)
- Normal taxation
(885.0)
(1,190.0) (599.8)
- Deferred taxation
93.2
(276.0) (180.2)
Net profit
2,114.8
2,709.2 1,424.9
Attributable to:
- Owners of the parent
2,081.7
2,604.9 1,100.4
- Non-controlling interest
33.1
104.3 324.5
Non-recurring items:
Profit on sale of investments
-
92.6 -
Profit/(loss) on sale of assets
1.7
0.5 (1.3)
Restructuring costs
(63.3)
(143.6) (84.6)
Impairment of investments and assets
(17.3)
(70.5) -
Other
-
(11.5) 3.3
Total non-recurring items
(78.9)
(132.5) (82.6)
Taxation
18.3
53.0 25.9
Net non-recurring items after taxation
(60.6)
(79.5) (56.7)
Net earnings
2,081.7
2,604.9 1,100.4
Net earnings per share (cents)
288
361 153
Diluted earnings per share (cents)
287
357 151
Headline earnings
2,097.6
2,581.7 1,101.4
Headline earnings per share (cents)
290
357 153
Diluted headline earnings per share (cents)
289
353 151
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
2,170.8
2,652.9 1,151.7
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-
recurring items and share of results of associates after royalties and taxation (cents)
300
368 160
Gold sold – managed kg
26,718
28,157 28,775
Gold price received R/kg
419,433
435,661 311,708
Total cash cost R/kg
217,434
199,155 168,455
The unaudited consolidated financial statements for the quarter ended 31 March 2012 have been prepared by the corporate accounting staff of Gold Fields
Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial
Officer.

Gold Fields Results
| 15
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
March
2012
December
2011
March
2011
Revenue
1,442.3
1,533.5 1,285.0
Operating costs, net
(743.1)
(656.1) (699.0)
- Operating costs
(753.8)
(695.3) (710.5)
- Gold inventory change
10.7
39.2 11.5
Operating profit
699.2
877.4 586.0
Amortisation and depreciation
(195.9)
(222.2) (177.7)
Net operating profit
503.3
655.2 408.3
Net interest paid
(5.8)
(7.6) (5.9)
Share of results of associates after taxation
2.3
3.7 (0.5)
(Loss)/gain on foreign exchange
(8.5)
1.0 0.4
(Loss)/gain on financial instruments
(0.2)
- 0.9
Share-based payments
(18.5)
(13.6) (17.5)
Other
(0.1)
1.0 (10.6)
Exploration
(37.6)
(37.3) (19.9)
Feasibility and evaluation costs
(9.8)
(4.1) (3.9)
Profit before royalties, taxation and non-recurring items
425.1
598.3 351.3
Non-recurring items
(10.2)
(16.4) (11.8)
Profit before royalties and taxation
414.9
581.9 339.5
Royalties
(40.9)
(48.0) (23.6)
Profit before taxation
374.0
533.9 315.9
Mining and income taxation
(101.9)
(187.0) (111.7)
- Normal taxation
(113.9)
(153.9) (85.9)
- Deferred taxation
12.0
(33.1) (25.8)
Net profit
272.1
346.9 204.2
- Owners of the parents
267.8
336.2 157.7
- Non-controlling interest
4.3
10.7 46.5
Non-recurring items:
Profit on sale of investments
-
12.8 -
Profit/(loss) on sale of assets
0.2
0.1 (0.2)
Restructuring costs
(8.2)
(18.1) (12.1)
Impairment of investments and assets
(2.2)
(9.8) -
Other
-
(1.4) 0.5
Total non-recurring items
(10.2)
(16.4) (11.8)
Taxation
2.4
6.7 3.7
Net non-recurring items after taxation
(7.8)
(9.7) (8.1)
Net earnings
267.8
336.2 157.7
Net earnings per share (cents)
37
47 22
Diluted earnings per share (cents)
37
46 22
Headline earnings
269.9
333.0 157.9
Headline earnings per share (cents)
37
46 22
Diluted headline earnings per share (cents)
37
46 22
Net earnings excluding gains and losses on foreign exchange, financial instruments, non-recurring items and share of results of associates after royalties and taxation
279.4
341.8 165.0
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, non-
recurring items and share of results of associates after royalties and taxation (cents)
39
47 23
South African rand/United States dollar conversion rate
7.77
8.08 6.98
South African rand/Australian dollar conversion rate
8.19
8.16 7.00
Gold sold – managed oz (000)
859
905 925
Gold price received US$/oz
1,679
1,677 1,389
Total cash cost US$/oz
870
767 751

16 |
Gold Fields Results
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
March
2012
December
2011
March
2011
Net profit
2,114.8
2,709.2 1,424.9
Other comprehensive (expenses)/income net of tax
(371.1)
24.9 397.1
Marked to market valuation of listed investments
67.5
(213.5) 28.0
Currency translation adjustments and other
(430.6)
222.9 367.3
Deferred taxation on marked to market valuation of listed investments
(8.0)
15.5 1.8
Total comprehensive income
1,743.7
2,734.1 1,822.0
Attributable to:
- Owners of the parent
1,710.6
2,613.4 1,497.2
- Non-controlling interest
33.1
120.7 324.8
1,743.7
2,734.1 1,822.0
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
United States Dollars
Quarter
March
2012
December
2011
March
2011
Net profit
272.1
346.9 204.2
Other comprehensive income/(expenses) net of tax
387.9
(31.2) (110.4)
Marked to market valuation of listed investments
8.7
(29.6) 4.0
Currency translation adjustments and other
380.2
(3.8) (114.7)
Deferred taxation on marked to market valuation of listed investments
(1.0)
2.2 0.3
Total comprehensive income
660.0
315.7 93.8
Attributable to:
- Owners of the parent
645.0
301.2 58.2
- Non-controlling interest
15.0
14.5 35.6
660.0
315.7 93.8
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
United States Dollars
March
2012
December
2011
March
2012
December
2011
Property, plant and equipment
62,328.8
62,682.8
8,222.8
7,710.1
Goodwill
4,458.9
4,458.9
588.2
548.5
Non-current assets
1,330.8
1,313.3
175.6
161.5
Investments
2,628.5
820.6
346.8
100.9
Deferred taxation
424.3
930.4
56.0
114.4
Current assets
12,385.3
14,076.0
1,634.0
1,731.3
- Other current assets
7,233.4
8,027.0
954.3
987.3
- Cash and deposits
5,151.9
6,049.0
679.7
744.0
Total assets
83,556.6
84,282.0
11,023.4
10,366.7
Shareholders’ equity
48,319.8
48,061.5
6,374.8
5,911.6
Deferred taxation
8,963.4
9,777.5
1,182.5
1,202.6
Long-term loans
12,013.5
11,062.3
1,584.9
1,360.7
Environmental rehabilitation provisions
3,138.4
3,190.3
414.0
392.4
Post-retirement health care provisions
16.9
16.8
2.2
2.1
Other long-term provisions
110.0
110.0
14.5
13.5
Current liabilities
10,994.6
12,063.6
1,450.5
1,483.8
- Other current liabilities
6,848.3
7,616.5
903.5
936.8
- Current portion of long-term loans
4,146.3
4,447.1
547.0
547.0
Total equity and liabilities
83,556.6
84,282.0
11,023.4
10,366.7
South African rand/US dollar conversion rate
7.58
8.13
South African rand/Australian dollar conversion rate
7.98
8.25

Net debt
11,007.9
9,460.4
1,452.2
1,163.7

Gold Fields Results
| 17
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
31,526.3
2,065.5
13,295.1
1,174.6
48,061.5
Total comprehensive (expenses)/income - (371.1) 2,081.7 33.1
1,743.7
Profit for the period - - 2,081.7 33.1
2,114.8
Other comprehensive (expenses)/income - (371.1) - -
(371.1)
Dividends paid - - (1,677.3) -
(1,677.3)
Share-based payments - 143.7 - -
143.7
Transactions with non-controlling interest - - - 0.7
0.7
Loans received from non-controlling interest - - - 45.8
45.8
Exercise of employee share options
1.7 - - -
1.7
Balance as at 31 March 2012
31,528.0
1,838.1
13,699.5
1,254.2
48,319.8
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2011
4,597.9
(605.6)
1,774.8
144.5
5,911.6
Total comprehensive income - 377.2 267.8 15.0
660.0
Profit for the period - - 267.8 4.3
272.1
Other comprehensive income - 377.2 - 10.7
387.9
Dividends paid - - (221.5) -
(221.5)
Share-based payments - 18.5 - -
18.5
Transactions with non-controlling interest - - - 0.1
0.1
Loans received from non-controlling interest - - - 5.9
5.9
Exercise of employee share options 0.2 - - -
0.2
Balance as at 31 March 2012
4,598.1
(209.9)
1,821.1
165.5
6,374.8
South African Rand
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
31,560.6
(38.3)
12,019.8
3,080.4
46,622.5
Total comprehensive income - 396.8 1,100.4 324.8
1,822.0
Profit for the quarter - - 1,100.4 324.5
1,424.9
Other comprehensive income - 396.8 - 0.3
397.1
Dividends paid - - (505.8) -
(505.8)
Share-based payments - 122.0 - -
122.0
Transactions with non-controlling interest - - - 41.9
41.9
Purchase of non-controlling interest - - (853.6) (514.8)
(1,368.4)
Treasury shares (81.4) - - -
(81.4)
Exercise of employee share options 13.8 - - -
13.8
Balance as at 31 March 2011
31,493.0
480.5
11,760.8
2,932.3
46,666.6
United States Dollars
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2010
4,602.7
207.4
1,640.6
456.4
6,907.1
Total comprehensive (expenses)/income - (99.5) 157.7 35.6
93.8
Profit for the quarter - - 157.7 46.5
204.2
Other comprehensive expenses - (99.5) - (10.9)
(110.4)
Dividends paid - - (73.2) -
(73.2)
Share-based payments - 17.5 - -
17.5
Transactions with non-controlling interest - - - 6.1
6.1
Purchase of non-controlling interest - - (123.3) (74.4)
(197.7)
Treasury shares (11.8) - - -
(11.8)
Exercise of employee share options
2.0 - - -
2.0
Balance as at 31 March 2011
4,592.9
125.4
1,601.8
423.7
6,743.8

18 |
Gold Fields Results
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
March
2012
December
2011
March
2011
Cash flows from operating activities
2,742.2
4,952.8 2,782.5
Profit before royalties, tax and non-recurring items
3,303.6
4,683.2 2,452.1
Non-recurring items
(78.9)
(132.5) (82.6)
Amortisation and depreciation
1,522.0
1,761.3 1,240.0
South Deep BEE dividend paid
-
- (21.4)
Change in working capital
(519.0)
(389.3) (290.6)
Royalties and taxation paid
(1,635.6)
(1,000.4) (662.0)
Other non-cash items
150.1
30.5 147.0
Dividends paid
(1,701.5)
(88.4) (564.4)
Owners of the parent
(1,677.3)
- (505.8)
Non-controlling interest holders
(24.2)
(88.4) (58.6)
Cash flows from investing activities
(3,488.8)
(3,345.6) (3,422.4)
Capital expenditure – additions
(2,649.7)
(3,242.2) (2,068.6)
Capital expenditure – proceeds on disposal
1.7
20.7 8.7
Payment for FSE
(833.8)
- -
Payment for Bezant
-
(55.4) -
La Cima non-controlling interest buy-out
(0.1)
(1.5) (1,368.4)
South Deep non-controlling interest buy-out
-
(50.7) -
Purchase of investments
(1.0)
- (0.7)
Proceeds on disposal of investments
4.4
62.1 11.5
Environmental and post-retirement health care payments
(10.3)
(78.6) (4.9)
Cash flows from financing activities
1,744.4
21.3 2,277.8
Loans received
1,833.8
687.0 3,171.8
Loans repaid
(136.9)
(756.1) (949.7)
Non-controlling interest holders’ loans repaid
-
- -
Non-controlling interest holders’ loans received
45.8
72.9 41.9
Shares issued
1.7
17.5 13.8
Net cash (outflow)/inflow
(703.7)
1,540.1 1,073.5
Translation adjustment
(193.4)
74.2 65.9
Cash at beginning of period
6,049.0
4,434.7 5,463.8
Cash at end of period
5,151.9
6,049.0 6,603.2
Cash flow from operating activities less capital expenditure – additions
92.5
1,710.6 713.9
United States Dollars
Quarter
March
2012
December
2011
March
2011
Cash flows from operating activities
359.8
615.4 397.6
Profit before royalties, tax and non-recurring items
425.1
598.3 351.3
Non-recurring items
(10.2)
(16.4) (11.8)
Amortisation and depreciation
195.9
222.2 177.7
South Deep BEE dividend paid
-
0.1 (3.1)
Change in working capital
(66.8)
(54.6) (41.6)
Royalties and taxation paid
(203.5)
(135.8) (96.0)
Other non-cash items
19.3
1.6 21.1
Dividends paid
(224.5)
(11.0) (81.9)
Owners of the parent
(221.5)
- (73.2)
Non-controlling interest holders
(3.0)
(11.0) (8.7)
Cash flows from investing activities
(451.6)
(423.2) (492.1)
Capital expenditure – additions
(341.0)
(410.2) (296.4)
Capital expenditure – proceeds on disposal
0.2
2.8 1.2
Payment for FSE
(110.0)
- -
Payment for Bezant
-
(7.0) -
La Cima non-controlling interest buy-out
-
(0.2) (197.7)
South Deep non-controlling interest buy-out
-
(6.3) -
Purchase of investments
(0.1)
- (0.1)
Proceeds on disposal of investments
0.6
8.4 1.6
Environmental and post-retirement health care payments
(1.3)
(10.7) (0.7)
Cash flows from financing activities
230.0
1.2 330.2
Loans received
241.9
83.0 458.2
Loans repaid
(18.0)
(93.0) (136.1)
Non-controlling interest holders’ loans repaid
-
- -
Non-controlling interest holders’ loans received
5.9
9.0 6.1
Shares issued
0.2
2.2 2.0
Net cash (outflow)/inflow
(86.3)
182.4 153.8
Translation adjustment
22.0
14.1 (9.1)
Cash at beginning of period
744.0
547.5 809.5
Cash at end of period
679.7
744.0 954.2
Cash flow from operating activities less capital expenditure – additions
18.8
205.2 101.2

Gold Fields Results
| 19
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
South African Rand
Quarter
March
2012
December
2011
March
2011
Net earnings
2,081.7
2,604.9 1,100.4
Profit on sale of investments
-
(92.6) -
Taxation effect on sale of investments
-
19.5 -
(Profit)/loss on sale of assets
(1.7)
(0.5) 1.3
Taxation effect on sale of assets
0.3
0.1 (0.3)
Impairment of investments and assets
17.3
70.5 -
Taxation effect on impairment of investments and assets
-
(20.2) -
Headline earnings
2,097.6
2,581.7 1,101.4
Headline earnings per share – cents
290
357 153
Based on headline earnings as given above divided by 723,776,008 (December 2011 – 723,569,224 and March
2011 – 721,328,149) being the weighted average number of ordinary shares in issue.
United States Dollars
Quarter
March
2012
December
2011
March
2011
Net earnings
267.8
336.2 157.7
Profit on sale of investments
-
(12.8) -
Taxation effect on sale of investments
-
2.7 -
(Profit)/loss on sale of assets
(0.2)
(0.1) 0.2
Taxation effect on sale of assets
0.1
- -
Impairment of investments and assets
2.2
9.8 -
Taxation effect on impairment of investments and assets
-
(2.8) -
Headline earnings
269.9
333.0 157.9
Headline earnings per share – cents
37
46 22
Based on headline earnings as given above divided by 723,776,008 (December 2011 – 723,569,224 and March
2011 – 721,328,149) being the weighted average number of ordinary shares in issue.
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward cover contracts*
Outstanding at the end of March 2012 was the following contract:
· AUD/ZAR – AUD1.6 million in total, with a slightly negative marked to market value.
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2012
31 Dec 2013
31 Dec 2014
1 Jan 2015
to
31 Dec 2020
Total
Committed loan facilities (including US$ bond and preference shares)
Rand million 1,000.0 500.0 - 2,000.0
3,500.0
US dollar million
530.0 48.0 75.0 2,018.0
2,671.0
Dollar debt translated to rand
4,017.4 363.8 568.5 15,296.2
20,245.9
Total (R’m)
5,017.4
863.8
568.5
17,296.2
23,745.9
Utilisation – Committed loan facilities (including US$ bond and preference shares)
Rand million
- - - 1,000.0
1,000.0
US dollar million
530.0 47.0 75.0 1,348.0
2,000.0
Dollar debt translated to rand
4,017.4 356.3 568.5 10,217.6
15,159.8
Total (R’m)
4,017.4
356.3
568.5
11,217.6
16,159.8
Long-term loans per balance sheet (R’m)
12,013.5
Current portion of long-term loans per balance sheet (R’m)
4,146.3
Total loans per balance sheet (R’m)
16,159.8
Exchange rate: US$1 = R7.58 being the closing rate at the end of the March 2012 quarter.

20 |
Gold Fields Results
Operating and financial results
South African Rand

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
March 2012
14,848
3,942
2,515
988
439
December 2011 15,026
4,333 2,844 940 549
Yield (grams per tonne)
March 2012
1.8
3.1
3.1
2.5
4.2
December 2011 1.9
3.1 3.1 3.0 3.3
Gold produced (kilograms)
March 2012
26,468
12,051
7,765
2,462
1,824
December 2011
28,195
13,500 8,890 2,789 1,821
Gold sold (kilograms)
March 2012
26,718
12,051
7,765
2,462
1,824
December 2011 28,157
13,500 8,890 2,789 1,821
Gold price received (Rand per kilogram)
March 2012
419,433
418,654
418,364
419,171
419,189
December 2011 435,661
438,044 438,009 437,863 438,495
Total cash cost (Rand per kilogram)
March 2012
217,434
264,069
255,480
260,114
305,976
December 2011 199,155
229,148 218,526 220,222 294,673
Notional cash expenditure (Rand per kilogram)
March 2012
316,582
372,218
322,421
308,570
670,121
December 2011
306,139
331,541 289,078 271,172 631,301
Operating costs (Rand per tonne)
March 2012
394
804
784
638
1,292
December 2011 376
695 655 645 988
Financial Results (Rand million)
Revenue
March 2012
11,206.4
5,045.2
3,248.6
1,032.0
764.6
December 2011 12,266.9
5,913.6 3,893.9 1,221.2 798.5
Net operating costs
March 2012
(5,773.8)
(3,168.4)
(1,970.8)
(630.2)
(567.4)
December 2011 (5,358.6)
(3,011.8) (1,863.7) (605.9) (542.2)
- Operating costs
March 2012
(5,857.3)
(3,168.4)
(1,970.8)
(630.2)
(567.4)
December 2011
(5,651.9)
(3,011.8) (1,863.7) (605.9) (542.2)
- Gold inventory change
March 2012
83.5
-
-
-
-
December 2011 293.3
- - - -
Operating profit
March 2012
5,432.6
1,876.8
1,277.8
401.8
197.2
December 2011 6,908.3
2,901.8 2,030.2 615.3 256.3
Amortisation of mining assets
March 2012
(1,485.7)
(697.5)
(404.4)
(145.0)
(148.1)
December 2011 (1,724.4)
(736.8) (439.1) (150.4) (147.3)
Net operating profit
March 2012
3,946.9
1,179.3
873.4
256.8
49.1
December 2011
5,183.9
2,165.0 1,591.1 464.9 109.0
Other expenses
March 2012
(135.7)
(80.2)
(47.6)
(12.9)
(19.7)
December 2011 (120.6)
(77.0) (42.7) (13.1) (21.2)
Profit before royalties and taxation
March 2012
3,811.2
1,099.1
825.8
243.9
29.4
December 2011 5,063.3
2,088.0 1,548.4 451.8 87.8
Royalties, mining and income taxation
March 2012
(1,052.0)
665.6
496.7
152.1
16.8
December 2011 (1,848.5)
(782.0) (606.1) (133.5) (42.4)
- Normal taxation
March 2012
(758.3)
(201.0)
(141.5)
(59.5)
-
December 2011
(904.7)
(424.1) (423.0) (1.1) -
- Royalties
March 2012
(318.3)
(93.8)
(64.6)
(25.4)
(3.8)
December 2011 (375.3)
(146.6) (123.6) (19.0) (4.0)
- Deferred taxation
March 2012
24.6
960.4
702.8
237.0
20.6
December 2011 (568.5)
(211.3) (59.5) (113.4) (38.4)
Profit before non-recurring items
March 2012
2,759.2
1,764.7
1,322.5
396.0
46.2
December 2011 3,214.8
1,306.0 942.3 318.3 45.4
Non-recurring items
March 2012
(68.4)
(52.6)
(30.0)
(2.9)
(19.7)
December 2011
(180.0)
(125.7) (111.8) (4.6) (9.3)
Net profit
March 2012
2,690.8
1,712.1
1,292.5
393.1
26.5
December 2011 3,034.8
1,180.3 830.5 313.7 36.1
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
March 2012
2,741.0
1,749.2
1,313.7
395.2
40.3
December 2011 3,133.4
1,261.1 902.5 316.7 41.9
Capital expenditure
March 2012
(2,522.0)
(1,317.2)
(532.8)
(129.5)
(654.9)
December 2011 (2,979.7)
(1,464.0) (706.2) (150.4) (607.4)

Gold Fields Results
| 21
Operating and financial results
South African Rand
West Africa Region
South
America
Region
Australasia Region #
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
March 2012
7,233
6,013
1,220
1,676
1,997
1,773
224
December 2011
7,047 5,855 1,192 1,620 2,026 1,768 258
Yield (grams per tonne)
March 2012
1.0
1.0
1.1
1.4
2.5
2.1
5.1
December 2011 1.0 0.9 1.3 1.5 2.6 2.1 6.3
Gold produced (kilograms)
March 2012
7,144
5,765
1,379
2,379
4,894
3,743
1,151
December 2011
6,843 5,300 1,543 2,489 5,363 3,746 1,617
Gold sold (kilograms)
March 2012
7,144
5,765
1,379
2,629
4,894
3,743
1,151
December 2011 6,843 5,300 1,543 2,451 5,363 3,746 1,617
Gold price received (Rand per kilogram)
March 2012
419,751
419,289
421,682
421,149
419,963
420,732
417,463
December 2011 432,705 431,774 435,904 428,437 436,733 436,412 437,477
Total cash cost (Rand per kilogram)
March 2012
160,442
148,760
209,282
133,359
230,956
226,743
244,657
December 2011 171,065 160,642 206,870 126,928 192,504 201,895 170,748
Notional cash expenditure (Rand per
kilogram)
March 2012
256,467
228,760
372,299
186,045
330,793
327,358
341,964
December 2011
278,167 265,396 322,035 186,902 333,228 355,419 281,818
Operating costs (Rand per tonne)
March 2012
173
158
248
186
563
464
1,346
December 2011 170 155 243 188 562 474 1,166
Financial Results (Rand million)
Revenue
March 2012
2,998.7
2,417.2
581.5
1,107.2
2,055.3
1,574.8
480.5
December 2011 2,961.0 2,288.4 672.6 1,050.1 2,342.2 1,634.8 707.4
Net operating costs
March 2012
(1,103.9)
(824.6)
(279.3)
(341.4)
(1,160.1)
(867.5)
(292.6)
December 2011
(1,087.3) (792.8) (294.5) (285.2) (974.3) (710.5) (263.8)
- Operating costs
March 2012
(1,253.1)
(950.2)
(302.9)
(310.9)
(1,124.9)
(823.3)
(301.6)
December 2011 (1,197.9) (908.0) (289.9) (304.2) (1,138.0) (837.2) (300.8)
- Gold inventory change
March 2012
149.2
125.6
23.6
(30.5)
(35.2)
(44.2)
9.0
December 2011
110.6 115.2 (4.6) 19.0 163.7 126.7 37.0
Operating profit
March 2012
1,894.8
1,592.6
302.2
765.8
895.2
707.3
187.9
December 2011 1,873.7 1,495.6 378.1 764.9 1,367.9 924.3 443.6
Amortisation of mining assets
March 2012
(296.1)
(238.9)
(57.2)
(100.0)
(392.1)
December 2011
(266.5) (213.3) (53.2) (120.2) (600.9)
Net operating profit
March 2012
1,598.7
1,353.7
245.0
665.8
503.1
December 2011 1,607.2 1,282.3 324.9 644.7 767.0
Other expenses
March 2012
(56.9)
(40.7)
(16.2)
1.9
(0.5)
December 2011
(35.2) (27.2) (8.0) 25.8 (34.2)
Profit before royalties and taxation
March 2012
1,541.8
1,313.0
228.8
667.7
502.6
December 2011 1,572.0 1,255.1 316.9 670.5 732.8
Royalties, mining and income taxation
March 2012
(1,259.4)
(1,091.3)
(168.1)
(268.2)
(190.0)
December 2011
(569.6) (455.2) (114.4) (223.6) (273.3)
- Normal taxation
March 2012
(359.0)
(321.0)
(38.0)
(198.3)
-
December 2011 (294.8) (238.7) (56.1) (185.8) -
- Royalties
March 2012
(150.0)
(120.9)
(29.1)
(22.5)
(52.0)
December 2011
(146.1) (112.9) (33.2) (25.1) (57.5)
- Deferred taxation
March 2012
(750.4)
(649.4)
(101.0)
(47.4)
(138.0)
December 2011 (128.7) (103.6) (25.1) (12.7) (215.8)
Profit before non-recurring items
March 2012
282.4
221.7
60.7
399.5
312.6
December 2011
1,002.4 799.9 202.5 446.9 459.5
Non-recurring items
March 2012
(9.2)
-
(9.2)
(6.8)
0.2
December 2011 (16.6) (2.8) (13.8) (72.5) 34.8
Net profit
March 2012
273.2
221.7
51.5
392.7
312.8
December 2011
985.8 797.1 188.7 374.4 494.3
Net profit excluding gains and losses on
foreign exchange, financial instruments
and non-recurring items
March 2012
291.8
231.2
60.6
386.8
313.2
December 2011 1,009.4 806.5 202.9 376.9 486.0
Capital expenditure
March 2012
(579.1)
(368.6)
(210.5)
(131.7)
(494.0)
(402.0)
(92.0)
December 2011 (705.6) (498.6) (207.0) (161.0) (649.1) (494.2) (154.9)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

22 |
Gold Fields Results
Operating and financial results
United States Dollars

Total
Mine
Operations
South Africa Region
Total
KDC
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
March 2012
14,848
3,942
2,515
988
439
December 2011
15,026 4,333 2,844 940 549
Yield (ounces per tonne)
March 2012
0.057
0.098
0.099
0.080
0.134
December 2011 0.060 0.100 0.100 0.095 0.107
Gold produced (000 ounces)
March 2012
851.0
387.4
249.7
79.2
58.6
December 2011 906.5 434.0 285.8 89.7 58.5
Gold sold (000 ounces)
March 2012
859.0
387.4
249.7
79.2
58.6
December 2011 905.3 434.0 285.8 89.7 58.5
Gold price received (dollars per ounce)
March 2012
1,679
1,676
1,675
1,678
1,678
December 2011
1,677 1,686 1,686 1,686 1,688
Total cash cost (dollars per ounce)
March 2012
870
1,057
1,023
1,041
1,225
December 2011 767 882 841 848 1,134
Notional cash expenditure (dollars per ounce)
March 2012
1,267
1,490
1,291
1,235
2,683
December 2011 1,178 1,276 1,113 1,044 2,430
Operating costs (dollars per tonne)
March 2012
51
103
101
82
166
December 2011 47 86 81 80 122
Financial Results ($ million)
Revenue
March 2012
1,442.3
649.3
418.1
132.8
98.4
December 2011
1,533.5 742.1 490.7 153.5 97.8
Net operating costs
March 2012
(743.1)
(407.8)
(253.6)
(81.1)
(73.0)
December 2011 (656.1) (366.9) (226.9) (73.8) (66.2)
- Operating costs
March 2012
(753.8)
(407.8)
(253.6)
(81.1)
(73.0)
December 2011 (695.3) (366.9) (226.9) (73.8) (66.2)
- Gold inventory change
March 2012
10.7
-
-
-
-
December 2011 39.2 - - - -
Operating profit
March 2012
699.2
241.5
164.5
51.7
25.4
December 2011
877.4 375.2 263.9 79.7 31.7
Amortisation of mining assets
March 2012
(191.2)
(89.8)
(52.0)
(18.7)
(19.1)
December 2011 (217.7) (90.9) (54.0) (18.8) (18.1)
Net operating profit
March 2012
508.0
151.8
112.4
33.1
6.3
December 2011 659.7 284.3 209.9 60.9 13.6
Other expenses
March 2012
(17.5)
(10.3)
(6.1)
(1.7)
(2.5)
December 2011 (14.0) (9.5) (5.3) (1.6) (2.6)
Profit before royalties and taxation
March 2012
490.5
141.5
106.3
31.4
3.8
December 2011
645.7 274.8 204.6 59.3 10.9
Royalties, mining and income taxation
March 2012
(135.4)
85.7
63.9
19.6
2.2
December 2011 (236.6) (103.4) (80.8) (17.3) (5.4)
- Normal taxation
March 2012
(97.6)
(25.9)
(18.2)
(7.7)
-
December 2011 (114.9) (57.5) (57.4) (0.1) -
- Royalties
March 2012
(41.0)
(12.1)
(8.3)
(3.3)
(0.5)
December 2011 (48.1) (19.5) (16.4) (2.6) (0.5)
- Deferred taxation
March 2012
3.2
123.6
90.5
30.5
2.7
December 2011
(73.6) (26.4) (7.0) (14.6) (4.8)
Profit before non-recurring items
March 2012
355.1
227.1
170.2
51.0
5.9
December 2011 409.1 171.4 123.8 42.0 5.6
Non-recurring items
March 2012
(8.8)
(6.8)
(3.9)
(0.4)
(2.5)
December 2011 (23.2) (16.3) (14.8) (0.4) (1.1)
Net profit
March 2012
346.3
220.3
166.3
50.6
3.4
December 2011 385.9 155.1 109.1 41.6 4.5
Net profit excluding gains and losses on foreign
exchange, financial instruments and non-recurring
items
March 2012
352.8
225.1
169.1
50.9
5.2
December 2011
398.1 165.4 118.5 41.8 5.1
Capital expenditure
March 2012
(324.6)
(169.5)
(68.6)
(16.7)
(84.3)
December 2011 (376.3) (183.6) (88.9) (18.2) (76.5)
Average exchange rates were US$1 = R7.77 and US$1 = R8.08 for the March 2012 and December 2011 quarters respectively.
The Australian dollar exchange rates were A$1 = R8.19 and A$1 = R8.16 for the March 2012 and the December 2011 quarters respectively.

Gold Fields Results
| 23
Operating and financial results
United States Dollars
West Africa Region
South
America
Region
Australasia Region
Australian
Dollars
Ghana
Peru
Australia #
Australasia Region #
Total
Tarkwa  Damang
Cerro
Corona
Total
St Ives
Agnew
Total
St Ives
Agnew
Operating Results
Ore milled/treated
March 2012
7,233
6,013
1,220
1,676
1,997
1,773
224
1,997
1,773
224
(000 tonnes) December 2011 7,047 5,855 1,192 1,620 2,026 1,768 258 2,026 1,768 258
Yield (ounces per tonne)
March 2012
0.032
0.031
0.036
0.046
0.079
0.068
0.165
0.079
0.068
0.165
December 2011 0.031 0.029 0.042 0.049 0.085 0.068 0.202 0.085 0.068 0.202
Gold produced (000 ounces)
March 2012
229.7
185.3
44.3
76.5
157.3
120.3
37.0
157.3
120.3
37.0
December 2011 220.0 170.4 49.6 80.0 172.4 120.4 52.0 172.4 120.4 52.0
Gold sold (000 ounces)
March 2012
229.7
185.3
44.3
84.5
157.3
120.3
37.0
157.3
120.3
37.0
December 2011 220.0 170.4 49.6 78.8 172.4 120.4 52.0 172.4 120.4 52.0
Gold price received
March 2012
1,680
1,678
1,688
1,686
1,681
1,684
1,671
1,595
1,598
1,585
(dollars per ounce) December 2011 1,666 1,662 1,678 1,649 1,681 1,680 1,684 1,665 1,663 1,668
Total cash cost
March 2012
642
595
838
534
925
908
979
877
861
929
(dollars per ounce) December 2011 659 618 796 489 741 777 657 734 770 651
Notional cash expenditure
March 2012
1,027
916
1,490
745
1,324
1,310
1,369
1,256
1,243
1,299
(dollars per ounce) December 2011 1,071 1,022 1,240 719 1,283 1,368 1,085 1,270 1,355 1,074
Operating costs
March 2012
22
20
32
24
72
60
173
69
57
164
(dollars per tonne) December 2011 21 19 30 23 70 59 144 69 58 143
Financial Results ($ million)
Revenue
March 2012
385.9
311.1
74.8
142.5
264.5
202.7
61.8
251.0
192.3
58.7
December 2011 367.6 284.4 83.2 128.7 295.2 205.9 89.3 291.1 203.1 88.0
Net operating costs
March 2012
(142.1)
(106.1)
(35.9)
(43.9)
(149.3)
(111.6)
(37.7)
(141.6)
(105.9)
(35.7)
December 2011
(136.1) (99.3) (36.7) (34.8) (118.4) (85.6) (32.8) (117.4) (85.2) (32.3)
- Operating costs
March 2012
(161.3)
(122.3)
(39.0)
(40.0)
(144.8)
(106.0)
(38.8)
(137.4)
(100.5)
(36.8)
December 2011 (149.3) (113.3) (36.0) (37.5) (141.6) (103.8) (37.8) (139.9) (102.7) (37.2)
- Gold inventory change
March 2012
19.2
16.2
3.0
(3.9)
(4.5)
(5.7)
1.2
(4.3)
(5.4)
1.1
December 2011
13.2 14.0 (0.7) 2.8 23.2 18.2 5.0 22.5 17.5 5.0
Operating profit
March 2012
243.9
205.0
38.9
98.6
115.2
91.0
24.2
109.3
86.4
22.9
December 2011 231.5 185.1 46.5 94.0 176.9 120.3 56.5 173.7 117.9 55.8
Amortisation of mining assets
March 2012
(38.1)
(30.7)
(7.4)
(12.9)
(50.5)
(47.9)
December 2011
(33.1) (26.5) (6.6) (15.0) (78.8) (77.1)
Net operating profit
March 2012
205.8
174.2
31.5
85.7
64.7
61.4
December 2011 198.5 158.6 39.9 79.0 98.1 96.6
Other expenses
March 2012
(7.3)
(5.2)
(2.1)
0.2
(0.1)
(0.1)
December 2011
(4.1) (3.2) (0.9) 4.1 (4.5) (4.4)
Profit before royalties and
March 2012
198.4
169.0
29.4
85.9
64.7
61.4
taxation
December 2011 194.4 155.4 39.0 83.2 93.6 92.2
Royalties, mining and income
taxation
March 2012
(162.1)
(140.5)
(21.6)
(34.5)
(24.5)
(23.2)
December 2011
(70.7) (56.6) (14.2) (27.5) (35.0) (34.3)
- Normal taxation
March 2012
(46.2)
(41.3)
(4.9)
(25.5)
-
-
December 2011 (35.2) (28.3) (6.9) (22.2) - -
- Royalties
March 2012
(19.3)
(15.6)
(3.7)
(2.9)
(6.7)
(6.3)
December 2011
(18.4) (14.2) (4.2) (3.0) (7.2) (7.1)
- Deferred taxation
March 2012
(96.6)
(83.6)
(13.0)
(6.1)
(17.8)
(16.8)
December 2011 (17.2) (14.1) (3.1) (2.2) (27.8) (27.2)
Profit before
March 2012
36.3
28.5
7.8
51.4
40.2
38.2
non-recurring items
December 2011
123.7 98.8 24.8 55.7 58.6 57.8
Non-recurring items
March 2012
(1.2)
-
(1.2)
(0.9)
-
-
December 2011 (1.9) (0.2) (1.7) (10.0) 4.9 4.8
Net profit
March 2012
35.2
28.5
6.6
50.5
40.3
38.2
December 2011
121.8 98.6 23.2 45.7 63.5 62.7
Net profit excluding gains and
losses on foreign exchange,
financial instruments and
non-recurring items
March 2012
37.6
29.8
7.8
49.8
40.3
38.2
December 2011 124.5 99.7 24.8 45.8 62.3 61.2
Capital expenditure
March 2012
(74.5)
(47.4)
(27.1)
(16.9)
(63.6)
(51.7)
(11.8)
(60.3)
(49.1)
(11.2)
December 2011 (89.2) (63.0) (26.2) (20.4) (83.2) (63.8) (19.4) (81.7) (62.7) (19.1)
#
As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

Figures may not add as they are rounded independently.

24 |
Gold Fields Results
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
March 2012
(5,857.3)
(3,168.4)      (1,970.8)
(630.2)
(567.4)
(1,253.1)
(950.2)
(302.9)
(310.9)
(1,124.9)
(823.3)
(301.6)
Dec 2011 (5,651.9)
(3,011.8)      (1,863.7)
(605.9) (542.2) (1,197.9) (908.0) (289.9) (304.2) (1,138.0) (837.2) (300.8)
Gold-in-process and
March 2012
83.9
-
-
-
-
132.9
116.6
16.3
(22.2)
(26.8)
(32.4)
5.6
inventory change* Dec 2011 222.6 - - - - 87.5 94.0 (6.5) 14.0 121.1 92.9 28.2
Less:
March 2012
(33.3)
(14.4)
(8.8)
(3.6)
(2.0)
(9.7)
(8.1)
(1.6)
(2.0)
(7.2)
(5.8)
(1.4)
Rehabilitation costs Dec 2011 (28.7) (17.2) (12.3) (3.6) (1.3) (5.4) (4.8) (0.6) (1.0) (5.1) (4.2) (0.9)
General and admin
March 2012
(249.0)
(65.5)
(42.8)
(11.6)
(11.1)
(114.3)
(88.8)
(25.5)
(3.0)
(66.2)
(42.2)
(24.0)
Dec 2011 (168.3) (47.7) (32.3) (7.1) (8.3) (80.5) (70.7) (9.8) (3.2) (36.9) (24.7) (12.2)
Plus:
March 2012
(318.3)
(93.8)
(64.6)
(25.4)
(3.8)
(150.0)
(120.9)
(29.1)
(22.5)
(52.0)
(41.0)
(11.0)
Royalties Dec 2011 (375.3) (146.6) (123.6) (19.0) (4.0) (146.1) (112.9) (33.2) (25.1) (57.5) (40.9) (16.6)
TOTAL CASH COST
(2)
March 2012
(5,809.4)
(3,182.3)     (1,983.8)
(640.4)
(558.1)
(1,146.2)
(857.6)
(288.6)
(350.6)
(1,130.3)
(848.7)
(281.6)
Dec 2011 (5,607.6)
(3,093.5)     (1,942.7)
(614.2) (536.6) (1,170.6) (851.4) (319.2) (311.1) (1,032.4) (756.3) (276.1)
Plus:
March 2012
(1,486.1)
(697.5)
(404.4)
(145.0)
(148.1)
(279.8)
(229.9)
(49.9)
(108.3)
(400.5)
-
-
Amortisation* Dec 2011 (1,653.7) (736.8) (439.1) (150.4) (147.3) (243.4) (192.1) (51.3) (115.2) (558.3) - -
Rehabilitation
March 2012
(33.3)
(14.4)
(8.8)
(3.6)
(2.0)
(9.7)
(8.1)
(1.6)
(2.0)
(7.2)
-
-
Dec 2011 (28.7) (17.2) (12.3) (3.6) (1.3) (5.4) (4.8) (0.6) (1.0) (5.1) - -
TOTAL PRODUCTION       March 2012
(7,328.8)
(3,894.2)      (2,397.0)
(789.0)
(708.2)
(1,435.7)       (1,095.6)
(340.1)
(460.9)          (1,538.0)
-
-
COST
(3)
Dec 2011 (7,290.0)
(3,847.5)      (2,394.1)
(768.2) (685.2)
(1,419.4)       (1,048.3)
(371.1)
(427.3)          (1,595.8)
- -
Gold sold
March 2012
859.0
387.4
249.7
79.2
58.6
229.7
185.3
44.3
84.5
157.3
120.3
37.0
– thousand ounces
Dec 2011 905.3 434.0 285.8 89.7 58.5 220.0 170.4 49.6 78.8 172.4 120.4 52.0
TOTAL CASH COST
March 2012
870
1,057
1,023
1,041
1,225
642
595
838
534
925
908
979
– US$/oz
Dec 2011 767 882 841 848 1,134 659 618 796 489 741 777 657
TOTAL CASH COST
March 2012
217,434
264,069        255,480
260,114
305,976
160,442
148,760
209,282
133,359
230,956
226,743
244,657
– R/kg
Dec 2011 199,155
229,148        218,526
220,222 294,673 171,065 160,642 206,870 126,928 192,504 201,895 170,748
TOTAL PRODUCTION
March 2012
1,098
1,294
1,236
1,283
1,554
804
761
987
702
1,258
-
-
COST – US$/oz
Dec 2011 997 1,097 1,037 1,060 1,448 798 761 926 671 1,145 - -
TOTAL PRODUCTION       March 2012
274,302
323,143        308,693
320,471
388,268
200,966
190,043
246,628
175,314
314,262
-
-
COST – R/kg
Dec 2011 258,905
285,000        269,303
275,439 376,277 207,424 197,792 240,506 174,337 297,557 - -
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and non-recurring items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.77 and US$1 = R8.08 for the March 2012 and December 2011 quarters respectively.

Gold Fields Results
| 25
Capital expenditure
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Sustaining
capital
March 2012
(1,222.8)
(136.7)
(106.6)
(30.1)
-
(554.2)
(368.6)
(185.6)
(131.7)
(396.7)
(333.9)
(62.8)
(3.5)
Dec 2011 (1,622.2)
(316.7) (265.2) (51.5) - (610.6) (498.6) (112.0) (149.4) (535.4) (413.0) (122.4) (10.1)
Ore reserve
March 2012
(525.6)
(525.6)
(426.2)
(99.4)
-
-
-
-
-
-
-
-
-
development Dec 2011 (539.9)
(539.9) (441.0) (98.9) - - - - - - - - -
Project capital
#
March 2012
(737.5)
(654.9)
-
-
(654.9)
-
-
-
-
-
-
-
(82.6)
Dec 2011 (810.4) (607.4) - - (607.4) - - - (11.6) - - - (191.4)
Brownfields
March 2012
(122.2)
-
-
-
-
(24.9)
-
(24.9)
-
(97.3)
(68.1)
(29.2)
-
exploration Dec 2011 (208.7)
- - - - (95.0) - (95.0) - (113.7) (81.2) (32.5)
-
Total capital
March 2012
(2,608.1)
(1,317.2)
(532.8)
(129.5)
(654.9)
(579.1)
(368.6)
(210.5)
(131.7)
(494.0)
(402.0)
(92.0)
(86.1)
expenditure Dec 2011 (3,181.2)
(1,464.0) (706.2) (150.4) (607.4) (705.6) (498.6) (207.0) (161.0) (649.1) (494.2) (154.9) (201.5)
#
Project capital expenditure under Corporate in the March quarter includes R50 million (US$6 million) at the Arctic Platinum project (APP), R44 million (US$6 million) at Chucapaca being 51 per cent share in this project, together with general corporate capital expenditure and a reversal of an over provision at the Greater Damang project. The table above includes only Gold Fields’ 51 per cent share of capital expenditure in Chucapaca, resulting in total capital expenditure of R2,608 million (US$336 million) compared with R2,650 million (US$341 million) as reported in the Statement of Cash flows.
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Group
Total
KDC
Beatrix
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
March 2012
(5,857.3)
(3,168.4)    (1,970.8)
(630.2)
(567.4)
(1,253.1)
(950.2)
(302.9)
(310.9)       (1,124.9)
(823.3)
(301.6)
-
Dec 2011 (5,651.9)
(3,011.8)     (1,863.7)
(605.9) (542.2) (1,197.9) (908.0) (289.9)
(304.2)       (1,138.0)
(837.2) (300.8) -
Capital
March 2012
(2,608.1)
(1,317.2)
(532.8)
(129.5)
(654.9)
(579.1)
(368.6)
(210.5)
(131.7)
(494.0)
(402.0)
(92.0)
(86.1)
expenditure Dec 2011 (3,181.2) (1,464.0) (706.2) (150.4) (607.4) (705.6) (498.6) (207.0) (161.0) (649.1) (494.2) (154.9) (201.5)
Notional cash
March 2012
319,835
372,218
322,421
308,570
670,121
256,467
228,760
372,299
186,045
330,793
327,358     341,964
-
expenditure Dec 2011 313,286 331,541 289,078 271,172 631,301 278,167 265,396 322,035 186,902 333,228
355,419     281,818
-
– R/kg
Notional cash
March 2012
1,280
1,490
1,291
1,235
2,683
1,027
916
1,490
745
1,324
1,310
1,369
-
expenditure Dec 2011 1,206 1,276 1,113 1,044 2,430 1,071 1,022 1,240 719 1,283 1,368 1,085 -
– US$/oz
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure, excluding minority interest in projects, divided by gold produced.

26 |
Gold Fields Results
Underground and surface
South African rand and metric units
Operating Results
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Total
Mine
Operations
Ghana
Peru
Australia
Total
KDC
Beatrix
South
Deep
#
Total
Tarkwa   Damang
Cerro
Corona
Total
St Ives
Agnew
Ore milled/treated (000 tonnes)
- underground
March 2012
2,479
1,968
990
539
439
-
-
-
-
511
398
113
December 2011
2,916 2,403 1,232 647 524 - - - - 513 370 143
- surface
March 2012
12,369
1,974
1,525
449
-
7,233
6,013
1,220
1,676
1,486
1,375
111
December 2011 12,110 1,930 1,612 293 25 7,047 5,855 1,192 1,620 1,513 1,398 115
- total
March 2012
14,848
3,942
2,515
988
439
7,233
6,013
1,220
1,676
1,997
1,773
224
December 2011 15,026 4,333 2,844 940 549 7,047 5,855 1,192 1,620 2,026 1,768 258
Yield (grams per tonne)
- underground
March 2012
5.5
5.4
6.5
4.4
5.3
-
-
-
-
5.9
5.1
8.8
December 2011 5.3 5.1 6.3 4.2 4.5 - - - - 6.4 5.1 9.7
- surface
March 2012
1.0
0.7
0.8
0.2
-
1.0
1.0
1.1
1.4
1.3
1.2
1.4
December 2011 1.0 0.6 0.7 0.2 0.2 1.0 0.9 1.3 1.5 1.4 1.3 2.0
- combined
March 2012
1.8
3.1
3.1
2.5
4.2
1.0
1.0
1.1
1.4
2.5
2.1
5.1
December 2011 1.9 3.1 3.1 3.0 3.3 1.0 0.9 1.3 1.5 2.6 2.1 6.3
Gold produced (kilograms)
- underground
March 2012
13,682
10,646
6,472
2,350
1,824
-
-
-
-
3,036
2,042
994
December 2011 15,551 12,258 7,725 2,716 1,817 - - - - 3,293 1,901 1,392
- surface
March 2012
12,786
1,405
1,293
112
-
7,144
5,765
1,379
2,379
1,858
1,701
157
December 2011 12,644 1,242 1,165 73 4 6,843 5,300 1,543 2,489 2,070 1,845 225
- total
March 2012
26,468
12,051
7,765
2,462
1,824
7,144
5,765
1,379
2,379
4,894
3,743
1,151
December 2011 28,195 13,500 8,890 2,789 1,821 6,843 5,300 1,543 2,489 5,363 3,746 1,617
Operating costs (Rand per tonne)
- underground
March 2012
1,447
1,500
1,796
1,124
1,292
-
-
-
-
1,242
912
2,405
December 2011 1,179 1,171 1,374 902 1,029 - - - - 1,214 974 1,835
- surface
March 2012
184
110
126
55
-
173
158
248
186
330
335
268
December 2011 183 102 106 77 120 170 155 243 188 341 341 334
- total
March 2012
394
804
784
638
1,292
173
158
248
186
563
464
1,346
December 2011 376 695 655 645 988 170 155 243 188 562 474 1,166
#
March quarter includes 94,000 tonnes (December quarter includes 124,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

Gold Fields Results
| 27
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.
KDC
March 2012 quarter
December 2011 quarter
Reef
Carbon
Leader
Kloof
Main
VCR
Carbon
Leader
Kloof
Main
VCR
Advanced (m)
4,457
161
1,133
4,900
4,829 95 773 5,556
Advanced on reef (m)
771
-
410
709
753 72 255 706
Sampled (m)
705
-
369
567
684 57 231 546
Channel width (cm)
66
-
67
100
77 149 57 187
Average value - (g/t)
28.3
-
11.9
25.9
25.6 8.1 15.2 13.4
- (cm.g/t)
1,856
-
799
2,581
1,983 1,202 868 2,502
Beatrix
March 2012 quarter
December 2011 quarter
Reef
Beatrix
Kalkoenkrans
Beatrix
Kalkoenkrans
Advanced (m)
3,691
1,460
4,374 1,749
Advanced on reef (m)
941
380
815 537
Sampled (m)
981
306
846 390
Channel width (cm)
120
102
165 92
Average value - (g/t)
8.4
22.8
7.1 19.1
- (cm.g/t)
1,005
2,333
1,176 1,749
South Deep
March 2012 quarter
December 2011 quarter
Reef
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,440
3,175
- Main above 95 level (m)
1,516
1,838
- Main below 95 level (m)
924
1,337
Advanced on reef (m)
1,276
1,552
Square metres de-stressed (m
2
)
7,811
7,373
- Reserve value de-stressed (g/t)
6.3
7.1
Shaft sinking (m)
-
47
1)
Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)
Full channel width not fully exposed in development, hence not reported.

28 |
Gold Fields Results
Administration and corporate information

Corporate Secretary
Investor Enquiries
Forward looking statements
Cain Farrel
Tel: +27 11 562 9742
Fax: +27 11 562 9829
e-mail: cain.farrel@goldfields.co.za
Registered Office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel: +44 20 7499 3916
Fax: +44 20 7491 1989
American Depository Receipts Transfer Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Willie Jacobsz
Tel: +508 839 1188
Mobile: +857 241 7127
e-mail: willie.jacobsz@gfexpl.com
Media Enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel:
0871 664 0300 [calls cost 10p a minute plus
network extras, lines are open 8.30am – 5pm
Mon-Fri] or [from overseas]
+44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Certain statements in this document
constitute “forward looking statements” within
the meaning of Section 27A of the US
Securities Act of 1933 and Section 21E of the
US Securities Exchange Act of 1934.

Such forward looking statements involve
known and unknown risks, uncertainties and
other important factors that could cause the
actual results, performance or achievements
of the company to be materially different from
the future results, performance or
achievements expressed or implied by such
forward looking statements. Such risks,
uncertainties and other important factors
include among others: economic, business
and political conditions in South Africa,
Ghana, Australia, Peru and elsewhere; the
ability to achieve anticipated efficiencies and
other cost savings in connection with past and
future acquisitions, exploration and
development activities; decreases in the
market price of gold and/or copper; hazards
associated with underground and surface
gold mining; labour disruptions; availability,
terms and deployment of capital or credit;
changes in government regulations,
particularly environmental regulations and
new legislation affecting mining and mineral
rights; changes in exchange rates, currency
devaluations, inflation and other macro-
economic factors; industrial action; temporary
stoppages of mines for safety and unplanned
maintenance reasons; and the impact of the
AIDS crisis in South Africa. These forward
looking statements speak only as of the date
of this document.

The company undertakes no obligation to
update publicly or release any revisions to
these forward looking statements to reflect
events or circumstances after the date of this
document or to reflect the occurrence of
unanticipated events.
Directors
M A Ramphele (Chair) °
K Ansah
#
°
A R Hill °
M S Moloko °
R L Pennant-Rea *°
N J Holland * (Chief Executive Officer)
C A Carolus°
D L Lazaro °
D N Murray °
G M Wilson °
P A Schmidt (Chief Financial Officer)
R Dañino **°
R P Menell °
D M J Ncube °
* British
#
Ghanaian
·Canadian
°Filipino
** Peruvian
° Independent Director
·Non-independent Director

www.goldfields.co.za

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17 May 2012
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs